UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Osage Bancshares, Inc.
(Exact Name of Registrant as Specified in Charter)

0001375336
(Registrant CIK Number)

Exhibit 99.4 to Pre-Effective Amendment No. 1 to Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-137377
(SEC File Number, if Available)

S- **Not applicable**
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- **Not applicable**
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Not applicable
Report period (if applicable)

Not applicable
(Name of Person Filing the Document (if Other Than the Registrant))

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

__X__ Rule 202 (Continuing Hardship Exemption)

______ Rule 311 (Permitted Paper Exhibit)

BEST AVAILABLE COPY

SIGNATURES

Filing Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pawhuska, state of Oklahoma, October 23, 2006.

OSAGE BANCSHARES, INC.
(Registrant)

By: /s/ Mark S. White
Mark S. White, President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE FOLLOWING EXHIBITS TO EXHIBIT 99.4 TO PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-1 OF OSAGE BANCSHARES, INC. (FILE NO. 333-137377) ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

OSAGE FEDERAL FINANCIAL, INC.
Pawhuska, Oklahoma

Consolidated Balance Sheet
At June 30, 2006

ASSETS	At June 30, 2006
Cash and due from banks	$ 1,374,110
Interest-bearing deposits with banks	58,906
Cash and cash equivalents	1,433,016
Federal funds sold	1,022,000
Available-for-sale securities	17,835,601
Held-to-maturity securities	8,220,499
Loans, net	77,927,235
Loans held-for-sale	155,500
Premises and equipment	1,155,390
Foreclosed assets held-for-sale	49,993
Interest receivable	430,610
Federal Home Loan Bank stock, at cost	1,711,000
Deferred income taxes	47,792
Bank owned life insurance	2,086,877
Other	161,892
Total assets	$ 112,237,405
LIABILITIES	
Deposits	$ 64,309,734
Federal Home Loan Bank advances	33,350,000
Advances from borrowers held in escrow	785,813
Accrued interest and other liabilities	500,279
Total liabilities	98,945,826
Equity received from contributions to the ESOP 13,417 shares at June 30, 2006	163,470
STOCKHOLDERS' EQUITY	
Preferred stock, $.10 par value (5,000,000 shares authorized, none outstanding)	--
Common stock, $.10 par value ($20,000,000 shares authorized; 2,287,017shares issued and outstanding at June 30, 2006, net of 54,751 allocated and unallocated ESOP shares)	223,226
Additional paid-in capital	5,290,160
Retained earnings	7,872,151
Accumulated other comprehensive loss	(257,428)
Total shareholders' equity	13,128,109
Total liabilities and shareholders' equity	$ 112,237,405

Source: Osage Federal Financial,Inc.'s audited financial statements

EXHIBIT 2

OSAGE FEDERAL FINANCIAL, INC.
Pawhuska, Oklahoma

Consolidated Balance Sheets
At June 30, 2002, 2003, 2004 and 2005

	June 30,			
	2005	2004	2003	2002
ASSETS				
Cash and due from banks	$ 600,208	$ 573,913	$ 450,313	$ 404,795
Interest-bearing deposits with banks	1,623,837	1,019,078	9,663,687	6,913,235
Cash and cash equivalents	2,224,045	1,592,991	10,114,000	7,318,030
Available-for-sale securities	14,812,020	11,490,050	9,375,361	7,154,843
Held-to-maturity securities	11,378,513	15,711,809	8,598,852	8,184,440
Loans, net	65,356,288	55,495,751	46,342,323	51,918,958
Mortgage loans held-for-sale	--	--	1,280,600	467,030
Premises and equipment	1,234,408	1,318,857	1,386,294	1,414,151
Foreclosed assets held-for-sale	31,592	--	117,938	89,388
Interest receivable	354,516	319,708	292,190	372,243
Federal Home Loan Bank stock, at cost	1,082,500	685,000	667,500	667,500
Income taxes refundable	--	70,403	9,629	--
Bank owned life insurance	2,011,772	1,934,045	--	--
Other	207,540	272,465	338,211	292,477
Total assets	$ 98,693,194	$ 88,891,079	$ 78,522,898	$ 77,879,060
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Deposits	$ 62,083,797	$ 61,666,634	$ 58,833,435	$ 58,848,022
Federal Home Loan Bank advances	21,650,000	12,600,000	11,000,000	11,000,000
Advances from borrowers held in escrow	754,927	689,065	795,604	626,875
Accrued interest and other liabilities	459,420	220,504	154,818	158,762
Income taxes payable	--	--	--	53,516
Deferred income taxes	91,795	112,982	198,380	181,921
Total liabilities	85,039,939	75,289,185	70,982,237	70,869,096
Equity received from contributions to the ESOP (6,077 shares)	69,397	--	--	--
STOCKHOLDERS' EQUITY				
Preferred stock, $.10 par value(5,000,000 shares authorized; none outstanding)	--	--	--	--
Common stock, $.10 par value (20,000,000 shares authorized; 2,281,313 shares issued and outstanding)	222,656	222,656	--	--
Additional paid-in capital	5,275,189	5,646,912	--	--
Retained earnings	8,229,727	7,810,673	7,541,946	7,010,586
Accumulated other comprehensive loss	(143,714)	(78,347)	(1,285)	(622)
Total stockholders' equity	13,583,858	13,601,894	7,540,661	7,009,964
Total liabilities and stockholders' equity	$ 98,693,194	$ 88,891,079	$ 78,522,898	$ 77,879,060

Source: Osage Federal Financial, Inc.'s audited financial statements

EXHIBIT 3

OSAGE FEDERAL FINANCIAL, INC.
Pawhuska, Oklahoma

Consolidated Statements of Income
For the Year Ended June 30, 2006

	Year Ended June 30, 2006
Interest and dividend income:	
Loans	$ 4,589,822
Available-for-sale securities	720,171
Held-to-maturity securities	403,053
Deposits with other financial institutions	32,033
Other	76,492
Total interest income	5,821,571
Interest expense:	
Deposits	1,522,070
Advances from Federal Home Loan Bank	1,292,018
Total interest expense	2,814,088
Net interest income	3,007,483
Provision for loan losses	27,000
Net interest income after provision for loan losses	2,980,483
Noninterest income:	
Service charges on deposit accounts	397,443
Other service charges and fees	64,797
Gain on sale of mortgage loans	38,878
Net loan servicing fees	31,422
Other income	126,184
Total noninterest income	658,724
Noninterest expense:	
Salaries and employee benefits	1,630,019
Net occupancy expense	266,218
Deposit insurance premium	8,455
Other operating expenses	763,403
Total noninterest expense	2,668,095
Income before income taxes	971,112
Provision for income taxes	344,655
Net income	$ 626,457

Source: Osage Federal Financial Inc.'s audited financial statements

EXHIBIT 4

OSAGE FEDERAL FINANCIAL, INC.
Pawhuska, Oklahoma

Consolidated Statements of Income
For the Years Ended June 30, 2002, 2003, 2004 and 2005

	Year Ended June 30,			
	2005	2004	2003	2002
Interest income				
Loans	$ 3,911,604	$ 3,407,765	$ 3,712,217	$ 4,380,906
Available-for-sale securities	332,936	238,983	221,582	186,710
Held-to-maturity securities	526,430	452,376	420,449	484,321
Deposits with other financial institutions	12,433	37,433	113,757	100,984
Other	32,877	23,546	25,886	37,165
Total interest income	4,816,280	4,160,103	4,493,891	5,190,086
Interest expense:				
Deposits	1,363,805	1,367,965	1,731,541	2,265,914
Advances from Federal Home Loan Bank	664,386	561,791	646,000	676,062
Total interest expense	2,028,191	1,929,756	2,377,541	2,941,976
Net interest income	2,788,089	2,230,347	2,116,350	2,248,110
Provision for loan losses	–	–	–	–
Net interest income after provision for loan losses	2,788,089	2,230,347	2,116,350	2,248,110
Noninterest income:				
Service charges on deposit accounts	367,436	375,602	357,404	357,102
Other service charges and fees	60,953	68,270	62,568	58,978
Gain on sale of mortgage loans	67,192	145,026	480,349	233,902
Net loan servicing fees	32,810	24,282	(10,264)	27,945
Other income	118,621	63,308	30,682	16,538
Total noninterest income	647,012	676,488	920,739	694,465
Noninterest expense:				
Salaries and employee benefits	1,479,600	1,288,236	1,217,575	1,147,132
Net occupancy expense	273,516	297,645	312,013	294,015
Deposit insurance premium	9,422	9,056	9,871	10,469
Other operating expenses	760,125	737,942	642,992	601,412
Total noninterest expense	2,522,663	2,332,879	2,182,451	2,053,028
Income before income taxes	912,438	573,956	854,638	889,547
Provision for income taxes	307,884	205,229	323,278	336,292
Net income	$ 604,554	$ 368,727	$ 531,360	$ 553,255

Source: Osage Federal Financial, Inc.'s audited financial statements

EXHIBIT 5

Selected Financial Information
Osage Federal Financial, Inc.
At or for the Years Ended June 30, 2002, 2003, 2004, 2005 and 2006

	At or for the Year Ended June 30,				
	2006	2005	2004	2003	2002
Selected Financial Condition Data:			(In thousands)		
Assets	$ 112,237	$ 98,693	$ 88,891	$ 78,523	$ 77,879
Loans receivable, net	77,927	65,356	55,496	46,342	51,919
Securities available-for-sale	26,056	26,191	27,202	17,974	15,339
Cash and cash equivalents	2,455	2,224	1,593	10,114	7,318
Deposits	64,310	62,084	61,667	58,833	58,848
FHLB advances and other borrowings	33,350	21,650	12,600	11,000	11,000
Stockholders' equity	13,128	13,584	13,602	7,541	7,010
Summary of Operations:					
Interest income	$ 5,821	$ 4,816	$ 4,160	$ 4,494	$ 5,190
Interest expense	2,814	2,028	1,930	2,378	2,942
Net interest income	3,007	2,788	2,230	2,116	2,248
Provision for losn losses	27	--	--	--	--
Net interest income after provision for loan losses	2,980	2,788	2,230	2,116	2,248
Noninterest income	659	647	677	921	694
Noninterest expense	2,668	2,522	2,333	2,183	2,053
Income before income taxes	971	913	574	854	889
Provision for income taxes	345	308	205	323	336
Net income	$ 626	$ 605	$ 369	$ 531	$ 553

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 6

Income and Expense Trends
Osage Federal Financial, Inc.
For the Years Ended June 30, 2005 and 2006

	Year Ended June 30,	
	2006	2005
	(In thousands)	
Selected Operating Data:		
Total interest income	$ 5,822	$ 4,816
Total interest expense	2,814	2,028
Net interest income	3,008	2,788
Provision for loan losses	27	--
Net interest income after benefit for loan losses	2,981	2,788
Serice charges	397	367
Other noninterest income	261	280
Total noninterest income	658	647
Total noninterest expense	2,668	2,523
(Loss) income before income tax (benefit) expense	971	912
Provision for income tax	345	308
Net income	626	$ 604

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 7

Normalized Earnings Trends
Osage Federal Financial, Inc. and Subsidiary
For the Fiscal Year Ended June 30, 2006

	Fiscal Year Ended June 30, 2006
Net income before taxes	$ 971
Expense adjustments	- 0 -
Income adjustments	- 0 -
Normalized earnings before taxes	971
Taxes	345
Normalized earnings after taxes	$ 626

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 8

Performance Indicators
Osage Federal Financial, Inc.
At or for the Year Ended June 30, 2002, 2003, 2004, 2005 and 2006

	Year Ended June 30,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Performance Ratios:					
Return on average assets	0.60%	0.66%	0.45%	0.67%	0.72%
Return of average equity	4.63%	4.37%	4.07%	7.27%	8.21%
Interest rate spread	2.46%	2.72%	2.47%	2.31%	2.50%
Net interest margin	2.96%	3.16%	2.84%	2.73%	2.99%
Ratio of average interest-earning assets to average interest-bearing liabilities	118.05%	119.10%	115.31%	113.60%	112.47%
Efficiency ratio	72.78%	73.44%	80.25%	71.88%	69.78%
Dividend payout ratio	157.08%	30.68%	--	--	--
Asset Quality Ratios:					
Nonperforming loans to total loans, net	0.01%	0.13%	0.02%	0.30%	0.10%
Nonperforming assets to total assets	0.05%	0.12%	0.01%	0.33%	0.18%
Net charge-offs to average loans outstanding	0.03%	0.03%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans	0.51%	0.59%	0.71%	0.85%	0.77%
Allowance for loan losses to nonperforming loans	3563.35%	454.53%	3864.66%	292.14%	801.96%
Capital Ratios:					
Average equity to average assets	12.85%	15.08%	11.15%	9.21%	8.74%
Equity to assets at period end	11.70%	13.76%	15.30%	9.60%	9.00%

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended June 30, 2006 and 2005

	Year Ended June 30, 2006 vs 2005			Year Ended June 30, 2005 vs 2004		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest and dividend income:						
Loans receivable	$ 652	$ 27	$ 679	$ 724	$ (221)	$ 503
Securities	121	206	327	(35)	188	153
Total interest-earning assets	$ 773	$ 233	$ 1,006	$ 689	$ (33)	$ 656
Interest expense:						
Demand and NOW deposits	$ 2	$ 11	$ 13	$ 20	$ 19	$ 39
Money market savings	(47)	(2)	(49)	1	(9)	(8)
Savings accounts	(1)	--	(1)	(6)	(9)	(15)
Certificates of deposit	47	148	195	14	(34)	(20)
Advances from FHLB and other borrowings	629	(1)	628	169	(67)	102
Total interest-bearing liabilities	630	156	786	198	(100)	98
Change in net interest income	$ 143	$ 77	$ 220	$ 491	$ 67	$ 558

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
Osage Federal Financial, Inc.
For the Years Ended June 30, 2004, 2005 and 2006, and
At June 30, 2006

	At June 30, 2006	Years Ended June 30,		
		2006	2005	2004
	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost	Average Yield/Cost
Interest-earning assets:				
Loans receivable, net [1]	6.50%	6.49%	6.44%	6.87%
Securities [2]	4.52%	3.97%	3.28%	2.61%
Total interest-earning assets	5.97%	5.72%	5.46%	5.30%
Interest-bearing liabilities:				
Demand and NOW accounts	1.29%	0.99%	0.87%	0.61%
Money market savings	1.41%	1.39%	1.42%	1.50%
Savings	0.76%	0.78%	0.77%	0.99%
Certificates of deposit	3.90%	3.48%	3.08%	3.18%
FHLB advances	5.04%	4.55%	4.56%	5.12%
Total interest-bearing liabilities	3.77%	3.27%	2.74%	2.83%
Net interest/spread [3]	2.20%	2.46%	2.72%	2.47%
Net interest margin [4]	2.70%	2.96%	3.16%	2.84%
Ratio of average interest-earning assets to average interest-bearing liabilities	115.16%	118.05%	119.10%	115.31%

[1] Calculated net of deferred fees and loss reserves and includes nonperforming loans.

[2] Calculated based on amortized cost.

[3] Net interest income divided by interest-earning assets.

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
Osage Federal Financial, Inc.
At June 30, 2006

Change in Interest Rates (Basis Points)	Net Portfolio Value $ Amount	Net Portfolio Value $ Change	Net Portfolio Value % Change	NPV as % of Assets NPV Ratio	NPV as % of Assets Change[1]
	(Dollars in thousands)				
300	$ 8,976	$ (6,231)	(41)%	8.45%	(483)
200	11,089	(4,118)	(27)%	10.18%	(311)
100	13,219	(1,988)	(13)%	11.83%	(146)
--	15,206	--	--	13.29%	--
(100)	16,650	1,444	9%	14.27%	98
(200)	17,034	1,828	12%	14.44%	115

(1) Expressed in basis points.

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
Osage Federal Financial, Inc.
At June 30, 2005 and 2006

	At June 30,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate mortgage:				
One- to four family	$ 54,742	68.1%	$ 48,348	72.1%
Multi-family, commercial and other	8,951	11.1%	7,499	11.2%
Construction	4,675	5.8%	1,749	2.6%
Automobile	5,357	6.7%	4,450	6.6%
Second mortgage	4,098	5.1%	3,200	4.8%
Other consumer	2,558	3.2%	1,850	2.7%
Total loans	80,381	100.00%	67,096	100.0%
Less:				
Loans in process	2,008	--	1,306	--
Net deferred loan fees	46	--	41	--
Allowance for loan losses	400	--	393	--
Total loans, net	$ 77,927		$ 65,356	

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
Osage Federal Financial, Inc.
At June 30, 2006

	One- to Four-Family Residential	Multi-family, Commercial and Other	Construction	Automobile	Second Mortgage	Other Consumer	Total Loans
				(In thousands)			
Due							
Within one year after June 30, 2006	$ 1,364	$ 1,290	$ 4,675	$ 317	$ 253	$ 1,133	$ 9,032
After 1 through 5 years after June 30, 2006	2,723	639	–	4,620	707	728	$ 9,417
Due over 5 years after June 30, 2006	50,656	7,022	–	420	3,137	697	$ 61,932
Total	$ 54,743	$ 8,951	$ 4,675	$ 5,357	$ 4,097	$ 2,558	$ 80,381

	Due After June 30, 2006	
	Predetermined Rate	Adjustable Rate
	(In thousands)	
One- to four-family	$ 47,895	$ 5,484
Multi-family, commercial and other	7,000	661
Automobile	5,040	–
Second mortgage	3,612	232
Other consumer	1,425	–
Total mortgage loans	$ 64,972	$ 6,377

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 14

Loan Originations
For the Year Ended June 30, 2006
($000)

Originations by Type	
Commercial	$ 2,867
One- to four-family	22,177
Other real estate	1,164
Consumer	6,444
Construction	6,392
Total	$ 39,044
Loans purchased	1,300
Sales and repayments:	
Loans sold	4,771
Principal repayments & prepayments	23,002
Net increase	$12,571

Source: Osage Bancshares, Inc.'s internal report

EXHIBIT 15

Delinquent Loans
Osage Federal Financial, Inc.
At June 30, 2006

	Loans Delinquent For					
	60-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
One- to four-family	--	$ --	1	$ 7	1	$ 7
Commercial real estate	--	--	--	--	--	--
Multi-family	--	--	--	--	--	--
Commercial construction and residential land development	--	--	--	--	--	
Commercial business	--	--	--	--	--	--
Consumer	2	11	1	4	3	15
Total	2	$ 11	2	$ 11	4	$ 22

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 16

Nonperforming Assets
Osage Federal Financial, Inc.
At June 30, 2005 and 2006

	At June 30, 2006	At June 30, 2005
	(Dollars in thousands)	
Loans accounted for on a nonaccrual basis:		
One- to four-family	$ 7	$ 79
Consumer	4	8
Total	11	87
Accrued loans which are contractually past due 90 days or more		
One- to four-family	$ --	$ --
Total	0	0
Total nonperforming loans	$ 11	$ 87
Foreclosed assets held-for-sale	$ 50	$ 32
Total nonperforming assets	$ 61	$ 119
Total nonperforming loans to net loans	0.01%	0.13%
Total nonperforming loans to total assets	0.01%	0.09%
Total nonperforming assets to total assets	0.05%	0.12%

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 17

Classified Assets
Osage Federal Financial, Inc.
At June 30, 2005 and 2006

	June 30,	
	2006	2005
	(In thousands)	
Classified assets:		
Substandard	$ 124	$ 193
Doubtful	--	--
Loss	--	--
Total	$ 124	$ 193

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
Osage Federal Financial, Inc.
For the Years Ended June 30, 2005 and 2006

	For the Years Ended June 30,	
	2006	2005
	(In thousands)	
Allowance balance (at beginning of period)	$ 393	$ 409
Charge-offs	21	16
Recoveries	1	--
Net charge-offs (recoveries)	(20)	(16)
Provision for loan losses	27	--
Allowance balance (at end of period)	$ 400	$ 393
Total loans outstanding	$ 80,381	$ 67,096
Average loans outstanding	$ 72,388	$ 61,957
Allowance for loan losses as a percent of total loans outstanding	0.50%	0.59%
Net loans charged off as a percent of average loans outstanding	0.03%	0.03%

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
Osage Federal Financial, Inc .
At June 30, 2004, 2005 and 2006

	At June 30, 2006				At June 30, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale securities								
Mutual fund consisting primarily of mortgage securities	$ 12,427,908	$ –	$ (341,549)	$ 12,086,359	$ 11,942,903	$ –	$ (219,655)	$ 11,723,248
Mortgage-backed securities and collateralized mortgage securities	5,822,898	2,889	(76,545)	5,749,242	3,100,910	1,363	(13,501)	3,088,772
Total mortgage-backed securities	$ 18,250,806	$ 2,889	$ (418,094)	$ 17,835,601	$ 15,043,813	$ 1,363	$ (233,156)	$ 14,812,020
Held-to-maturity securities:								
Mortgage-backed securities and collateralized mortgage obligations	$ 8,220,499	$ 1,727	$ (469,048)	$ 7,753,178	$ 11,378,513	$ 7,282	$ (170,278)	$ 11,215,517
Total held-to-maturity securities	$ 8,220,499	1,727	$ (469,048)	$ 7,753,178	$ 11,378,513	$ 7,282	$ (170,278)	$ 11,215,517

	At June 30, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale securities				
Mutual fund consisting primarily of mortgage securities	$ 11,616,413	$ –	$ (126,363)	$ 11,490,050
Total mortgage-backed securities	$ 11,616,413	$ 0	$ (126,363)	$ 11,490,050
Held-to-maturity securities:				
Mortgage-backed securities and collateralized mortgage obligations	$ 15,711,809	$ 7,511	$ (614,980)	$ 15,104,340
Total held-to-maturity securities	$ 15,711,809	$ 7,511	$ (614,980)	$ 15,104,340

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 20

Mix of Deposits
Osage Federal Financial, Inc.
At June 30, 2004, 2005 and 2006

	At June 30,					
	2006		2005		2004	
	(Dollars in thousands)					
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing accounts	$ 4,421	7.1%	$ 2,999	4.8%	$ 3,337	5.5%
Interest-bearing demand deposits	9,317	15.0%	9,072	14.5%	6,509	10.8%
Money markets	7,035	11.3%	10,376	16.6%	10,309	17.1%
Savings accounts	4,097	6.6%	4,243	6.8%	4,860	8.0%
Certificates of deposit	37,323	60.0%	35,835	57.3%	35,388	58.6%
Total	$ 62,193	100.0%	$ 62,525	100.0%	$ 60,403	100.0%

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 21

Certificates of Deposit by Rate
Osage Federal Financial, Inc.
At June 30, 2005 and 2006

	Weighted Average Rate	2006	2005
Demand and NOW accounts, including noninterest-bearing deposits	1.29% - 1.30%	$ 13,417,237	$ 13,389,537
Money market	1.40% - 1.43%	6,115,958	8,101,937
Passbook savings	0.76% - 0.76%	4,050,637	4,412,659
		23,583,832	25,904,133
Certificates of deposit			
1.00% to 1.99%		3,491,258	9,328,191
2.00% to 2.99%		5,384,893	6,998,013
3.00% to 3.99%		7,962,430	7,524,440
4.00% to 4.99%		20,042,975	9,444,450
5.00% to 5.99%		3,844,346	2,078,705
6.00% to 6.99%		--	715,865
7.00% to 7.99%		--	90,000
		40,725,902	36,179,664
Total		$ 64,309,734	$ 62,083,797

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 22

Maturity of Certificates of Deposit
Osage Federal Financial, Inc.
At June 30, 2006

	June 30, 2006 (In thousands)
Within three months	$ 3,386
Three through six months	1,812
Six through twelve months	1,969
Over twelve months	11,271
Total	$ 18,438

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 23

Borrowed Funds Activity
Osage Federal Financial, Inc.
At June 30, 2004, 2005 and 2006

	At or For the Years Ended June 30,		
	2006	2005	2004
	(Dollars in thousands)		
FHLB advances:			
Average balance outstanding	$ 28,560	$ 14,583	$ 10,983
Maximum amount outstanding at any month end during the period	33,350	21,650	12,600
Balance outstanding at end of period	33,350	21,650	12,600
Weighted average interest rate during the period	4.52%	4.56%	5.12%
Weighted average interest rate at end of period	5.04%	3.94%	4.67%

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 24

OFFICES OF OSAGE FEDERAL BANK
Pawhuska, Oklahoma
as of June 30, 2006

Location	Owned or Leased	Year Opened	Net Book Value of Real Property (000)
Main Office 239 East Main Pawhuska, Oklahoma 74056	Owned	1918	$ 662
Branch Office 3309 SE Frank Phillips Blvd. Bartlesville, Oklahoma 74006	Owned	1991	402

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT
OSAGE FEDERAL FINANCIAL, INC.
At June 30, 2006

Name	Position(s) Held with the Bank	Age[1]	Director Since[2]	Expiration of Term
Milton Labadie	Chairman of the Board and Director	75	1973	2008
Mark S. White	President and CEO and Director	58	1994	2006
Richard Trolinger	Executive Vice President and Director	50	1998	2007
Martha Hayes	Senior Vice President and Director	66	1984	2007
Mark A. Formby	Director	50	1996	2008
Harvey Payne	Director	59	1996	2006
Gary Strahan	Director	53	1994	2007
Sue Allen Smith	Vice President, CFO and Treasurer	49	--	--
Frances Altaffer	Vice President and Secretary	64	--	--

[1] Age at June 30, 2006.
[2] Indicates the year the individual first becmae a director of Osaage Federal bank or Osage Federal Financial, Inc. Following thecompletion of Osage Federal Bank's mid-tier holding company reorganization and the formation of Osage Federal Financial, Inc., in 2004, each director of Osage Federal Bank automatically became a director of Osage Federal Financial, Inc.

Source: Osage Bancshares, Inc.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Osage and Washington Counties, Oklahoma and the United States
1990, 2000, 2005 and 2010

	1990	2000	1990-2000 % Change	2005	2000-2005 % Change	2010	2005-2010 % Change
Population							
Osage County	41,645	44,437	6.7%	45,508	2.4%	48,449	6.5%
Washington County	48,066	48,996	1.9%	48,896	(0.2)%	48,211	(1.4)%
Oklahoma	3,145,585	3,450,654	9.7%	3,553,828	3.0%	3,646,764	2.6%
United States	248,709,873	281,421,906	13.2%	298,727,898	6.1%	317,430,845	6.3%
Households							
Osage County	15,383	16,617	8.0%	17,151	3.2%	17,685	3.1%
Washington County	19,242	20,179	4.9%	20,328	0.7%	20,140	(0.9)%
Oklahoma	1,206,135	1,342,293	11.3%	1,392,307	3.7%	1,434,762	3.0%
United States	91,993,582	105,480,101	14.7%	112,448,901	6.6%	119,777,029	6.5%
Per Capita Income							
Osage County	$ 11,123	$ 17,014	53.0%	$ 19,978	17.4%	--	--
Washington County	15,086	20,250	34.2%	25,289	24.9%	--	--
Oklahoma	11,893	17,646	48.4%	21,431	21.4%	--	--
United States	14,420	21,587	49.7%	26,228	21.5%	--	--
Median Household Income							
Osage County	$ 24,617	$ 34,477	40.1%	$ 40,754	18.2%	$ 47,521	16.6%
Washington County	28,857	35,816	24.1%	42,766	19.4%	51,336	20.0%
Oklahoma	23,577	33,400	41.7%	39,759	19.0%	47,058	18.4%
United States	30,056	41,994	39.7%	48,534	15.6%	58,384	20.3%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Osage and Washington Counties,
Oklahoma and the United States
1990 & 2000

Occupied Housing Units		1990	2000
Osage County		15,383	44,437
Washington County		19,242	20,179
Oklahoma		1,206,135	1,342,293
United States		91,947,410	105,480,101
Occupancy Rate			
Osage County			
	Owner-Occupied	78.6%	80.6%
	Renter-Occupied	21.4%	19.4%
Washington County			
	Owner-Occupied	74.5%	74.0%
	Renter-Occupied	25.5%	26.0%
Oklahoma			
	Owner-Occupied	68.1%	68.4%
	Renter-Occupied	31.9%	31.6%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Osage County		$ 43,200	$ 63,500
Washington County		51,400	63,000
Oklahoma		47,600	70,700
United States		78,500	119,600
Median Rent			
Osage County		$ 266	$ 359
Washington County		358	406
Oklahoma		340	456
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Osage and Washington Counties,
Oklahoma and the United States
1990 and 2000

	1990			
Industry Group	Osage County	Washington County	Oklahoma	United States
Agriculture/Mining	10.8%	14.3%	6.8%	1.3%
Construction	6.9%	4.3%	5.5%	4.8%
Manufacturing	17.6%	16.2%	14.2%	19.2%
Transportation/Utilities	8.4%	5.9%	7.4%	5.9%
Wholesale/Retail	20.0%	21.3%	21.5%	27.5%
Finance, Insurance & Real Estate	4.6%	5.3%	5.7%	7.3%
Services	31.7%	32.7%	38.9%	34.0%

	2000			
	Osage County	Washington County	Oklahoma	United States
Agriculture/Mining	6.0%	4.5%	4.1%	1.9%
Construction	7.4%	7.1%	6.9%	6.8%
Manufacturing	13.5%	17.1%	12.5%	14.1%
Wholesale/Retail	13.8%	17.3%	13.4%	15.3%
Transportation/Utilities	7.9%	3.2%	5.6%	5.2%
Information	3.1%	2.0%	2.7%	3.1%
Finance, Insurance & Real Estate	6.1%	5.5%	6.0%	6.9%
Services	42.2%	43.1%	46.8%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Osage and Washington Counties,
Oklahoma and the United States
For the Years 2002 through 2005 and through May 2006

Location	2002	2003	2004	2005	Through May 2006
Osage County	5.2%	6.3%	5.3%	4.7%	4.0%
Washington County	4.4%	5.3%	5.0%	4.0%	3.4%
Oklahoma	4.8%	5.6%	4.9%	4.4%	4.1%
United States	5.8%	6.0%	5.5%	5.1%	4.4%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Osage and Washington Counties
June 30, 2005

	Osage County Deposits ($000)	Osage Federal's Deposits ($000)	Osage Federal's Share (%)
Banks	$ 234,772	---	---
Thrifts	39,163	$ 39,163	100.0%
	$ 273,935	$ 39,163	14.3%

	Washington County Deposits ($000)	Osage Federal's Deposits ($000)	Osage Federal's Share (%)
Banks	$ 601,143	---	---
Thrifts	47,160	$ 26,209	55.6%
	$ 648,303	$ 26,209	4.0%

	Two County Deposits ($000)	Osage Federal's Two County Deposits ($000)	Osage Federal's Share (%)
Banks	$ 835,915	---	---
Thrifts	86,323	$ 65,372	75.7%
	$ 922,238	$ 65,372	7.1%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2002 - First Quarter 2006

	1st Qtr. 2002	2nd Qtr. 2002	3rd Qtr. 2002	4th Qtr. 2002
Prime Rate	4.75%	4.75%	4.75%	4.25%
90-Day Treasury Bills	1.72%	1.68%	1.20%	1.05%
1-Year Treasury Bills	1.60%	1.59%	1.25%	1.14%
30-Year Treasury Notes	4.95%	4.94%	4.69%	4.58%

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006
Prime Rate	7.50%	8.25%
90-Day Treasury Bills	4.87%	5.09%
1-Year Treasury Bills	5.23%	5.05%
30-Year Treasury Notes	5.26%	4.98%

Source: The Wall Street Journal

EXHIBIT 32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	23.000	23.000	19.650	6.98	6.98	1.32	273.18	0.33	18.40	86.83	8.42	16.59
SIYF	Security Federal Bancorp Inc.	AL	Pink Sheet	17.400	18.600	12.250	7.08	0.87	NA	99.34	0.55	NA	105.91	17.51	NA
SRNN	Southern Banc Co.	AL	OTC BB	15.300	17.250	15.150	-2.24	-10.84	0.61	123.06	0.35	25.93	81.79	12.43	53.51
SCBS	Southern Community Bancshares	AL	Pink Sheet	10.000	10.000	6.500	25.00	42.86	NA	NA	0.33	NA	NA	NA	NA
SZBI	SouthFirst Bancshares Inc.	AL	OTC BB	13.800	14.350	11.250	-3.50	-1.43	0.74	197.99	0.40	18.65	97.53	6.88	18.65
SUPR	Superior Bancorp	AL	NASDAQ	11.670	12.000	10.490	5.61	1.48	0.17	75.25	0.00	NM	222.29	15.38	72.61
FFBH	First Federal Bancshares of AR	AR	NASDAQ	23.000	25.950	21.600	2.04	-0.65	1.63	175.90	0.54	14.56	146.22	13.08	15.19
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	15.970	16.150	11.700	1.40	28.89	0.66	157.90	0.32	24.20	144.00	10.11	25.73
BOFI	B of I Holding, Inc.	CA	NASDAQ	7.100	9.850	6.270	-2.20	-11.14	0.35	88.04	0.00	20.88	91.38	8.12	20.88
BYFC	Broadway Financial Corp.	CA	NASDAQ	10.780	12.000	10.020	2.18	3.55	1.07	175.99	0.20	10.57	104.89	6.18	10.63
CCBI	Commercial Capital Bancorp	CA	NASDAQ	15.870	18.830	13.240	0.06	0.95	1.03	95.26	0.30	15.71	124.37	16.66	14.91
DSL	Downey Financial Corp.	CA	NYSE	60.950	77.300	55.060	-8.36	-11.33	7.02	627.02	0.40	8.68	131.58	9.72	8.68
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	28.400	30.510	25.700	0.71	-2.64	1.18	186.91	0.58	24.48	146.09	14.10	24.54
FED	FirstFed Financial Corp.	CA	NYSE	51.360	68.440	49.050	-11.66	-13.71	6.94	617.55	0.00	7.55	134.13	8.32	7.55
GDW	Golden West Financial	CA	NYSE	75.980	77.150	55.400	2.95	4.33	5.06	416.93	0.30	15.23	249.36	18.22	15.23
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.510	17.420	15.463	0.67	1.60	1.54	206.61	0.50	11.16	139.09	7.99	10.76
NDE	IndyMac Bancorp, Inc.	CA	NYSE	38.730	50.500	34.400	-10.49	-16.33	5.20	346.20	1.72	7.84	147.32	11.19	7.82
MLGF	Malaga Financial Corporation	CA	OTC BB	10.700	15.000	10.500	-10.83	-14.40	NA	NA	0.26	12.59	NA	NA	12.59
PPBI	Pacific Premier Bancorp	CA	NASDAQ	11.950	13.250	10.750	7.56	4.82	1.55	135.70	0.00	9.88	136.26	10.58	9.88
PFB	PFF Bancorp Inc.	CA	NYSE	35.890	39.490	27.010	-6.44	5.65	2.27	183.19	0.64	16.17	233.96	19.59	16.40
PROV	Provident Financial Holdings	CA	NASDAQ	30.310	33.150	25.040	1.00	4.05	3.10	232.05	0.58	10.17	155.60	13.06	12.73
RMGC	RMG Capital Corporation	CA	OTC BB	22.000	24.500	18.625	2.09	0.00	NA	236.87	0.00	28.21	121.16	9.29	NA
SNLS	San Luis Trust Bank FSB	CA	OTC BB	13.600	21.000	12.750	1.87	-2.86	NA	61.42	0.20	NA	232.88	22.12	NA
HCBC	High Country Bancorp Inc.	CO	Pink Sheet	21.000	33.500	20.000	0.00	5.00	0.93	226.48	0.28	23.60	101.45	9.27	NA
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	22.500	24.600	12.520	-3.23	-2.17	0.16	285.33	0.00	62.50	158.56	7.88	NA
NEBS	New England Bancshares	CT	NASDAQ	12.880	12.880	10.190	5.57	15.52	0.24	48.10	0.10	56.00	121.74	26.78	NA
NAL	NewAlliance Bancshares Inc.	CT	NYSE	14.560	15.100	13.550	1.39	2.97	0.47	64.79	0.23	30.98	120.23	22.46	29.46
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	40.300	40.500	27.620	0.95	1.00	2.07	210.66	0.84	19.56	314.84	19.13	19.52
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	9.850	12.850	8.200	1.65	-11.42	-0.58	109.64	0.00	NM	106.60	8.99	NM
WSFS	WSFS Financial Corp.	DE	NASDAQ	62.880	65.000	55.380	1.90	1.13	4.45	456.61	0.29	14.83	218.56	13.77	14.58
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	14.040	17.500	12.670	0.36	-6.09	0.48	104.59	0.15	29.87	164.98	13.42	26.34
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	24.800	32.000	20.180	-17.33	-20.84	2.22	351.43	0.02	11.81	128.70	7.06	11.91
BFF	BFC Financial Corp.	FL	NYSE	5.440	8.160	4.350	-10.23	-18.20	0.05	207.08	0.00	41.85	119.86	2.63	NA

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FDT	Federal Trust Corp.	FL	AMEX	10.600	12.451	9.657	-1.12	-7.98	0.49	79.42	0.16	22.08	186.29	13.33	22.33
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	37.990	39.160	26.250	-1.20	15.26	1.35	167.74	0.32	29.00	325.81	22.65	29.00
FCFL	First Community Bank Corp.	FL	NASDAQ	20.100	22.250	16.380	1.77	-0.74	0.98	94.15	0.00	22.09	241.96	21.35	22.98
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	44.240	44.500	32.710	0.02	18.54	2.12	133.74	0.95	21.27	310.02	33.09	21.27
EBDC	ebank Financial Services Inc.	GA	OTC BB	1.050	2.100	1.030	-8.70	-24.46	-0.02	19.47	0.00	NM	139.02	5.65	NM
NTBK	NetBank Inc.	GA	NASDAQ	5.740	8.830	4.029	6.69	-9.89	-0.93	89.35	0.08	NM	76.74	6.43	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	22.000	22.900	17.300	0.92	0.23	0.99	181.22	0.40	22.45	108.86	12.14	NA
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	13.500	15.250	13.000	0.00	-0.37	-0.74	148.32	0.28	NM	93.68	9.10	NM
CASH	Meta Financial Group Inc.	IA	NASDAQ	23.360	28.100	18.150	1.08	3.82	1.53	296.75	0.52	15.47	135.19	7.87	24.92
FFFD	North Central Bancshares Inc.	IA	NASDAQ	40.130	40.330	36.500	0.05	0.40	3.63	348.57	1.24	11.30	134.71	11.51	11.30
AFBA	Allied First Bancorp Inc.	IL	OTC BB	16.000	17.600	15.600	-0.62	-3.61	0.69	323.06	0.00	23.19	79.07	4.95	NA
BFIN	BankFinancial Corp	IL	NASDAQ	17.010	17.430	12.990	-1.33	7.05	0.56	68.32	NA	30.38	124.34	24.90	31.48
BPLS	BankPlus FSB	IL	Pink Sheet	13.500	16.981	13.443	-1.82	-5.26	NA	NA	0.00	NA	NA	NA	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	39.000	40.250	36.000	1.30	1.30	NA	458.95	0.00	NA	95.55	8.50	NA
FBTC	First BancTrust Corp.	IL	NASDAQ	11.540	13.490	10.950	-3.75	-3.99	0.48	123.56	0.24	25.64	105.77	9.34	25.76
FCLF	First Clover Leaf Fin Corp.	IL	NASDAQ	11.430	11.450	6.534	1.51	10.75	0.20	23.85	0.23	57.15	228.98	47.92	57.15
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	17.640	21.850	17.020	1.73	-4.65	0.48	278.34	0.48	38.35	101.91	5.95	38.49
GTPS	Great American Bancorp	IL	OTC BB	33.500	34.750	30.150	-0.45	-0.74	2.24	213.40	0.44	15.37	132.25	15.70	15.37
MAFB	MAF Bancorp Inc.	IL	NASDAQ	41.070	45.000	39.140	-0.41	-5.82	3.21	345.92	0.96	13.04	130.88	11.87	13.04
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	42.500	45.000	40.600	2.41	1.19	2.71	351.09	0.88	15.68	119.11	12.11	16.05
PFED	Park Bancorp Inc.	IL	NASDAQ	32.500	35.500	28.360	-0.76	0.03	0.10	209.86	0.72	NM	117.50	14.80	NM
RYFL	Royal Financial Inc.	IL	OTC BB	14.750	14.850	13.500	1.03	0.34	NA	43.47	0.00	NA	117.89	33.93	NA
UMBR	Umbrella Bancorp Inc.	IL	Pink Sheet	0.400	1.010	0.120	150.00	110.53	NA	NA	0.00	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink Sheet	19.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
WTWN	West Town Bancorp Inc.	IL	Pink Sheet	15.000	16.550	13.000	0.00	15.38	NA	NA	0.00	NA	NA	NA	NA
AMFC	AMB Financial Corp.	IN	OTC BB	14.500	16.490	13.050	0.00	0.00	0.70	179.82	0.29	21.97	99.72	8.06	22.92
ASBI	Ameriana Bancorp	IN	NASDAQ	13.500	14.750	11.750	3.29	-2.88	0.25	137.08	0.64	56.25	125.58	9.85	55.00
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	6.570	7.000	4.910	1.86	-5.06	0.48	61.10	0.00	13.69	131.93	10.75	13.87
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.900	15.160	12.910	-0.07	0.07	0.57	111.44	0.48	26.14	128.23	13.37	26.35
CSFC	City Savings Financial Corp.	IN	OTC BB	23.000	24.250	20.000	-5.15	3.84	-0.30	249.68	0.30	NM	106.17	9.21	NM
DSFN	DSA Financial Corp.	IN	OTC BB	12.250	13.100	10.500	2.08	2.08	0.55	61.37	0.52	22.27	117.29	19.96	25.20
FFWC	FFW Corp.	IN	OTC BB	23.250	23.250	18.800	1.09	2.20	2.11	227.99	0.72	11.18	120.16	10.21	11.35
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	20.000	20.000	14.000	0.00	29.03	NA	272.74	0.00	NA	90.46	7.33	NA

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	18.050	22.790	16.020	-7.20	-6.98	0.90	189.45	0.60	20.75	99.50	9.53	31.10
FCAP	First Capital Inc.	IN	NASDAQ	18.000	20.650	15.155	0.84	6.97	1.36	157.36	0.60	13.33	120.48	11.44	13.33
HBBI	Home Building Bancorp	IN	OTC BB	42.050	42.300	22.300	0.36	-0.12	1.52	234.21	0.46	28.22	156.15	17.95	28.22
HWEN	Home Financial Bancorp	IN	Pink Sheet	5.000	7.250	4.100	-9.09	-4.76	0.20	56.41	0.12	25.00	91.24	8.87	26.98
LNCB	Lincoln Bancorp	IN	NASDAQ	18.050	19.000	15.020	1.75	-0.28	0.68	163.63	0.56	26.94	98.31	11.03	28.02
LOGN	Logansport Financial Corp.	IN	Pink Sheet	17.200	21.050	17.000	-0.58	-0.29	1.09	185.78	0.59	15.93	87.22	9.26	10.91
LSBI	LSB Financial Corp.	IN	NASDAQ	27.000	31.270	26.250	1.77	0.37	2.18	241.03	0.65	12.56	122.50	11.17	12.56
MFBC	MFB Corp.	IN	NASDAQ	31.440	32.000	24.500	3.63	6.98	1.78	377.90	0.52	18.17	109.17	8.32	17.22
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	20.880	23.200	18.840	-0.57	-0.62	1.42	220.44	0.55	15.02	105.15	9.47	15.02
NIDB	Northeast Indiana Bancorp	IN	OTC BB	17.000	18.250	15.000	0.00	-1.16	0.36	172.39	0.63	48.57	97.09	9.86	74.94
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	32.650	33.350	29.100	2.83	3.65	2.42	222.99	1.36	13.60	192.06	14.64	13.66
PFDC	Peoples Bancorp	IN	NASDAQ	19.360	22.250	15.600	0.31	-5.93	1.02	153.50	0.76	18.98	100.38	12.61	19.20
RIVR	River Valley Bancorp	IN	NASDAQ	18.090	21.250	17.800	-2.22	-4.79	1.15	203.78	0.78	15.87	125.71	8.88	15.87
TDCB	Third Century Bancorp	IN	OTC BB	10.750	13.800	10.750	-2.27	-6.52	0.41	78.75	2.16	26.22	92.18	13.65	26.22
FFSL	First Independence Corp.	KS	OTC BB	19.150	21.000	17.500	1.86	-4.01	1.32	203.41	0.65	14.51	103.79	9.41	NA
CKFB	CKF Bancorp Inc.	KY	OTC BB	16.200	16.800	15.500	0.62	0.62	1.21	120.10	0.68	13.28	131.88	13.49	13.50
CFBC	Community First Bancorp Inc.	KY	OTC BB	8.000	10.900	6.900	-5.77	-10.11	-1.44	227.04	0.00	NM	91.32	3.52	NM
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	16.400	17.100	14.910	0.92	-0.79	1.13	204.38	0.48	14.51	121.30	8.02	13.97
FPBF	FPB Financial Corp.	LA	Pink Sheet	34.500	34.500	24.620	0.00	0.00	2.41	457.75	0.55	14.32	120.59	7.54	NA
GLBP	Globe Bancorp Inc.	LA	OTC BB	16.050	19.000	15.000	0.31	-10.83	NA	118.36	0.35	NA	74.40	13.56	NA
GSLA	GS Financial Corp.	LA	NASDAQ	16.510	18.200	12.860	0.06	-8.28	-2.82	134.97	0.40	NM	78.73	11.61	NM
HSTD	Homestead Bancorp Inc.	LA	Pink Sheet	10.400	13.750	10.400	-0.95	-12.61	NA	NA	0.24	NA	NA	NA	NA
TSH	Teche Holding Company	LA	AMEX	50.500	50.900	38.000	2.02	15.24	2.76	313.72	1.06	18.63	181.13	16.10	19.18
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	14.100	14.800	13.000	0.71	1.44	0.64	105.65	0.12	22.03	103.68	12.63	21.93
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	37.280	37.770	31.750	8.78	9.04	2.20	249.12	0.70	17.34	129.49	14.97	18.18
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	13.120	16.240	12.480	-0.15	-9.08	0.35	38.67	0.74	37.49	136.67	33.93	38.46
CEBK	Central Bancorp Inc.	MA	NASDAQ	30.700	36.200	27.000	-7.64	-6.40	1.44	342.86	0.72	21.62	125.36	8.95	25.13
CBNK	Chicopee Bancorp Inc.	MA	NASDAQ	14.550	15.290	14.120	2.68	NA	NA	NA	NA	NA	NA	NA	NA
HIFS	Hingham Instit. for Savings	MA	NASDAQ	37.600	42.250	33.000	0.27	-0.82	2.62	313.32	1.00	14.52	158.78	12.00	14.50
LEGC	Legacy Bancorp	MA	NASDAQ	15.000	16.000	12.550	-1.90	-0.66	NA	78.40	0.06	NA	105.12	19.14	NA
LSBX	LSB Corp.	MA	NASDAQ	17.000	19.240	15.960	1.49	1.49	0.20	113.41	0.56	NM	142.74	14.99	54.05
MASB	MASSBANK Corp.	MA	NASDAQ	32.700	35.120	28.450	-0.15	-0.88	1.70	199.62	1.07	19.58	137.86	16.38	20.94
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	12.610	17.500	11.530	-1.25	-3.81	0.61	117.46	0.40	21.37	139.96	10.74	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ABKD	American Bank Holdings Inc.	MD	OTC BB	10.550	12.820	10.000	0.48	-8.26	1.45	94.76	0.00	7.43	123.65	11.13	NA
BUCS	BUCS Financial Corp	MD	OTC BB	11.350	13.500	10.900	-5.42	3.18	0.62	162.91	0.00	19.57	87.02	6.97	19.72
PCGO	Prince George's FSB	MD	Pink Sheet	25.250	25.250	20.367	0.00	0.00	NA	NA	0.87	NA	NA	NA	NA
SVBI	Severn Bancorp Inc.	MD	NASDAQ	19.120	20.650	16.455	-0.26	2.80	1.76	98.88	0.22	10.86	219.28	19.34	10.86
WSB	Washington Savings Bank FSB	MD	AMEX	8.650	9.980	7.700	6.40	0.00	0.76	63.33	0.00	13.95	109.22	13.65	12.67
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	23.890	32.430	20.280	-6.83	-14.25	1.13	212.74	0.36	21.72	117.51	11.67	22.59
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	9.650	10.080	8.700	5.93	-2.13	0.30	92.39	0.20	32.17	83.81	10.44	26.85
FBC	Flagstar Bancorp Inc.	MI	NYSE	14.490	17.790	12.620	-0.89	-11.00	1.26	239.67	0.70	11.69	114.55	6.05	11.36
STBI	Sturgis Bancorp	MI	Pink Sheet	13.050	13.900	11.550	7.67	7.85	1.18	124.99	0.40	11.06	118.64	10.44	11.06
HMNF	HMN Financial Inc.	MN	NASDAQ	35.330	36.100	28.140	-1.17	4.34	2.98	230.58	0.96	12.40	165.25	15.32	12.41
REDW	Redwood Financial Inc.	MN	Pink Sheet	19.500	21.250	18.650	0.00	-2.50	0.58	167.41	0.00	35.45	112.00	11.65	35.83
WEFP	Wells Financial Corp.	MN	OTC BB	29.000	37.000	28.160	-4.92	0.35	2.06	280.98	1.00	14.57	116.23	10.32	15.56
CCFC	CCSB Financial Corp.	MO	OTC BB	15.400	15.900	13.650	5.12	2.67	0.00	109.37	0.00	NM	100.79	14.08	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	16.200	19.390	15.800	-1.44	-4.42	-0.17	153.04	0.16	NM	93.70	10.58	NM
LXMO	Lexington B&L Financial Corp.	MO	Pink Sheet	26.000	26.000	24.000	0.00	6.56	NA	211.22	0.45	19.40	110.78	12.31	19.43
LBCP	Liberty Bancorp Inc.	MO	NASDAQ	10.100	10.999	7.899	0.30	-1.79	0.28	59.19	0.23	36.07	225.19	17.06	36.07
MCMH	MCM Savings Bank FSB	MO	Pink Sheet	20.500	20.500	19.000	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
NASB	NASB Financial Inc.	MO	NASDAQ	34.040	41.140	31.770	-1.13	1.19	2.56	185.26	1.13	13.35	185.71	18.37	13.35
PULB	Pulaski Financial Corp.	MO	NASDAQ	16.500	19.240	15.050	-2.65	-0.90	1.01	95.03	0.33	17.74	221.18	17.37	21.72
CSBC	Citizens South Banking Corp.	NC	NASDAQ	13.830	13.860	11.410	10.02	12.26	0.52	86.78	0.29	26.60	135.06	15.94	24.86
CDLX	Coddle Creek Financial Corp.	NC	Pink Sheet	32.500	35.800	31.750	-5.80	-5.80	1.02	225.66	1.75	37.79	101.39	14.40	32.18
KSBI	KS Bancorp Inc.	NC	OTC BB	26.300	26.300	17.550	8.23	1.15	1.46	216.37	0.52	18.01	217.33	12.16	18.00
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.500	13.900	10.000	-2.33	-19.23	-2.00	246.17	0.00	NM	58.18	4.27	NM
SSFC	South Street Financial Corp.	NC	NASDAQ	9.170	10.100	8.420	0.83	-1.93	0.54	87.28	0.40	16.98	105.08	10.51	16.47
TONE	TierOne Corp.	NE	NASDAQ	34.830	35.600	24.500	0.75	2.47	2.26	183.05	0.25	15.98	191.25	19.03	15.84
MNKB	Monadnock Bancorp, Inc.	NH	OTC BB	6.600	12.000	6.000	-4.35	-36.54	0.08	64.39	0.00	NM	88.21	10.25	75.86
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	16.890	16.890	12.500	4.58	5.10	1.36	159.19	0.50	12.60	151.89	10.63	12.68
SWGC	Siwooganock Holding Company	NH	Pink Sheet	34.350	34.900	17.750	-0.15	1.03	NA	177.32	NA	NA	222.68	19.37	NA
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	11.800	12.210	9.720	0.00	2.70	0.18	35.04	0.16	65.56	133.67	33.68	63.15
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	26.280	29.000	18.250	-2.67	-0.83	0.38	164.85	0.10	NM	192.00	15.94	72.56
FMCO	FMS Financial Corp.	NJ	NASDAQ	16.300	19.960	15.500	-2.74	-12.41	0.92	190.96	0.12	17.72	140.52	8.54	18.44
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	12.800	14.070	11.150	-1.92	-7.78	0.54	54.82	0.29	24.62	136.75	21.82	24.62
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	21.560	24.830	20.550	-2.04	-2.71	1.61	170.55	0.80	13.73	198.16	12.64	13.80

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	19.557	23.040	19.000	-0.47	-1.97	1.47	129.44	0.90	13.30	163.25	15.11	13.42
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	17.470	20.000	15.860	-5.31	-6.73	1.03	179.17	0.28	17.47	182.17	9.75	16.95
PFS	Provident Financial Services	NJ	NYSE	18.610	19.160	16.270	2.99	1.14	0.90	90.24	0.38	20.68	118.08	20.63	20.49
RBLG	Roebling Financial Corp.	NJ	OTC BB	12.600	13.900	9.450	-1.18	16.13	0.30	72.02	0.10	42.00	134.04	17.49	42.00
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	15.800	16.250	11.320	2.93	6.68	0.41	88.12	0.21	39.50	189.68	17.94	39.54
FFSW	First Fed Banc of the SW Inc	NM	NASDAQ	15.650	16.750	14.830	0.97	0.97	1.39	140.84	0.33	11.42	118.94	11.11	11.34
AF	Astoria Financial Corp.	NY	NYSE	30.250	31.950	24.430	1.65	-1.50	2.17	216.33	0.88	14.27	226.08	13.11	14.03
CNY	Carver Bancorp Inc.	NY	AMEX	16.640	18.120	15.000	-6.78	-2.12	1.49	261.30	0.32	11.48	84.82	6.37	10.56
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	14.350	15.630	13.210	2.21	-0.14	1.02	84.91	0.56	14.21	180.05	16.89	14.62
ESBK	Elmira Savings Bank	NY	NASDAQ	29.970	30.980	23.164	10.02	17.57	2.12	255.54	0.74	14.27	175.78	11.73	16.73
FNFG	First Niagara Finl Group	NY	NASDAQ	14.760	15.160	13.350	0.48	4.31	0.88	73.37	0.42	16.97	115.49	19.39	17.13
FFIC	Flushing Financial Corp.	NY	NASDAQ	17.480	17.980	13.950	3.43	2.88	1.29	125.11	0.42	13.66	177.28	13.97	13.33
GLK	Great Lakes Bancorp, Inc.	NY	NYSE	15.880	21.140	13.900	12.23	-8.89	NA	NA	NA	NA	129.42	18.40	NA
NYB	New York Community Bancorp	NY	NYSE	16.220	18.230	15.690	-1.04	-3.62	0.87	97.37	1.00	18.64	128.53	16.54	15.72
PRTR	Partners Trust Financial	NY	NASDAQ	10.910	12.790	10.080	2.83	-5.87	0.68	84.36	0.28	16.04	100.93	12.94	15.25
PBNY	Provident New York Bancorp	NY	NASDAQ	13.840	13.930	10.470	3.13	6.13	0.51	65.23	0.20	28.24	150.76	21.23	28.10
ROME	Rome Bancorp Inc.	NY	NASDAQ	12.880	12.950	10.000	2.14	-0.39	0.39	33.91	0.28	33.89	140.00	37.97	34.33
TRST	TrustCo Bank Corp NY	NY	NASDAQ	10.890	13.470	10.400	-1.98	-2.33	0.73	39.66	0.63	15.12	380.50	27.46	15.54
ASBN	ASB Financial Corp.	OH	Pink Sheet	20.750	22.500	19.000	0.00	0.00	1.00	124.05	0.65	20.75	197.28	16.73	20.75
CFBK	Central Federal Corp.	OH	NASDAQ	8.140	10.240	7.070	0.49	4.36	-1.29	48.20	0.36	NM	126.01	16.89	NM
CIBN	Community Investors Bancorp	OH	Pink Sheet	14.500	15.000	12.000	1.75	-3.01	NA	140.57	0.38	NA	116.88	10.31	NA
FFDF	FFD Financial Corp.	OH	NASDAQ	15.440	22.460	14.360	-6.37	-17.43	1.15	135.23	0.47	13.66	100.25	11.42	13.89
FDEF	First Defiance Financial	OH	NASDAQ	27.730	30.290	25.090	5.44	2.17	2.14	212.82	0.94	13.33	127.91	13.03	13.55
FFHS	First Franklin Corp.	OH	NASDAQ	16.010	18.900	15.500	-5.49	1.65	0.76	189.62	0.35	21.64	107.88	8.45	32.58
FNFI	First Niles Financial Inc.	OH	NASDAQ	14.370	16.980	12.000	9.95	-4.20	0.67	71.31	0.64	21.77	127.51	20.16	28.34
FPFC	First Place Financial Corp.	OH	NASDAQ	23.690	25.940	20.020	0.34	1.20	1.58	178.58	0.56	15.28	132.57	13.27	14.05
HCFC	Home City Financial Corp.	OH	NASDAQ	16.100	16.300	14.220	3.87	5.57	1.03	177.29	0.44	15.78	97.95	9.08	15.98
HLFN	Home Loan Financial Corp.	OH	Pink Sheet	14.750	19.230	13.250	-2.96	-3.28	0.50	105.79	0.80	29.50	118.95	13.94	29.50
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	18.550	22.500	16.750	1.64	0.27	0.21	260.07	0.24	NM	96.92	6.73	89.55
OCFL	OC Financial Inc	OH	OTC BB	11.500	12.000	11.350	-2.13	-1.54	-0.60	111.62	0.00	NM	90.25	10.30	NM
OHSF	Ohio Savings Financial Corp.	OH	Pink Sheet	NA	NA	NA	0.00	4.21	NA	NA	0.00	NA	NA	NA	NA
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	19.000	22.355	17.250	7.95	-4.53	0.66	226.93	0.60	28.79	96.92	8.37	21.69
PSFC	Peoples-Sidney Financial Corp.	OH	Pink Sheet	15.000	18.240	13.550	0.67	0.00	0.71	98.41	0.71	19.74	121.43	15.24	21.13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	25.500	29.000	23.100	-1.92	8.51	1.88	150.96	0.98	13.56	113.93	16.89	13.56
PVFC	PVF Capital Corp.	OH	NASDAQ	10.150	13.038	9.700	0.50	1.40	0.67	115.67	0.29	16.37	114.64	8.77	15.38
UCFC	United Community Finl Corp.	OH	NASDAQ	12.580	13.330	10.280	-3.68	7.06	0.84	85.38	0.35	15.16	144.27	14.74	15.14
WAYN	Wayne Savings Bancshares	OH	NASDAQ	15.100	16.500	13.830	0.60	-0.66	0.55	119.20	0.48	27.45	142.90	12.67	28.69
ESBF	ESB Financial Corp.	PA	NASDAQ	11.160	13.000	10.810	-2.28	-7.00	0.70	146.02	0.40	16.41	128.13	7.64	14.82
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	18.550	20.960	17.130	-1.01	-2.73	1.32	246.56	0.53	14.61	131.42	7.52	15.77
FKFS	First Keystone Financial	PA	NASDAQ	18.600	22.000	16.470	12.39	-5.78	0.42	261.32	0.22	45.37	138.08	7.12	52.36
FSSB	First Star Bancorp Inc.	PA	Pink Sheet	33.000	42.000	33.000	-1.49	-5.71	4.68	1,002.95	0.03	7.05	61.27	3.29	NA
HARL	Harleysville Savings Financial	PA	NASDAQ	16.350	18.440	15.920	-5.49	-5.98	1.19	201.86	0.63	13.97	130.80	8.10	14.05
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	15.970	17.020	14.150	-0.68	-5.05	0.79	106.90	0.28	20.74	124.47	14.21	26.68
PVSA	Parkvale Financial Corp.	PA	NASDAQ	30.590	31.000	27.000	0.39	5.23	2.36	327.87	0.80	13.13	141.36	9.33	13.21
RSVI	RSV Bancorp Inc.	PA	OTC BB	28.640	28.740	16.800	1.99	1.38	NA	138.38	0.30	32.18	157.45	14.25	33.99
SEFL	SE Financial Corp.	PA	OTC BB	13.000	14.240	12.250	4.00	-2.99	0.07	72.15	0.12	NM	102.69	14.93	204.06
SOV	Sovereign Bancorp Inc.	PA	NYSE	20.450	22.991	19.391	-2.43	-3.15	1.12	186.90	0.27	19.11	114.12	10.64	13.15
THRD	TF Financial Corp.	PA	NASDAQ	31.010	32.010	26.540	12.48	6.93	2.12	234.85	0.74	14.98	132.92	12.40	14.89
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	15.660	18.360	14.580	-2.37	-8.37	0.94	105.89	0.48	17.02	114.09	14.79	15.54
WVFC	WVS Financial Corp.	PA	NASDAQ	16.400	18.080	16.000	-0.61	-2.09	1.21	180.62	0.64	13.55	130.16	9.08	13.64
NFSB	Newport Bancorp Inc.	RI	NASDAQ	13.200	13.340	12.250	0.61	NA	NA	NA	NA	NA	NA	NA	NA
CFCP	Coastal Financial Corp.	SC	NASDAQ	13.500	14.920	12.230	1.50	3.05	0.96	82.53	0.20	14.67	259.12	16.37	14.36
FCPB	First Capital Bancshares Inc.	SC	Pink Sheet	9.100	14.000	8.350	0.00	-17.27	NA	NA	0.00	NA	NA	NA	NA
FFCH	First Financial Holdings Inc.	SC	NASDAQ	34.550	34.660	27.450	2.71	7.57	2.31	220.98	0.95	15.22	234.56	15.64	15.22
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	14.850	17.000	14.250	-3.88	-1.98	0.93	118.83	0.64	16.14	100.13	12.49	15.25
SFDL	Security Federal Corp.	SC	OTC BB	23.250	32.000	22.100	4.73	-0.64	1.54	259.62	0.18	15.30	159.68	8.95	15.37
HFFC	HF Financial Corp.	SD	NASDAQ	16.940	18.950	15.842	-1.22	-1.34	1.16	243.44	0.41	14.99	119.30	6.96	30.62
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	13.240	14.120	12.580	2.64	3.44	0.37	48.86	0.27	35.78	118.91	27.10	33.38
SCYT	Security Bancorp Inc.	TN	OTC BB	32.250	34.000	28.000	2.22	0.00	NA	NA	0.00	NA	NA	NA	NA
SFBK	SFB Bancorp Inc.	TN	Pink Sheet	21.000	22.500	11.050	0.00	2.09	NA	NA	0.20	NA	NA	NA	NA
SFKT	State of Franklin Bcshs Inc.	TN	Pink Sheet	24.600	25.500	24.600	0.00	0.00	NA	NA	0.00	9.25	NA	NA	15.87
UNTN	United Tennessee Bankshares	TN	OTC BB	23.000	26.000	20.060	-2.54	-6.12	1.20	133.20	0.44	19.83	156.75	17.27	22.16
BAFI	BancAffiliated Inc.	TX	Pink Sheet	26.500	NA	NA	0.00	0.00	NA	380.64	0.36	NA	80.89	6.96	NA
ETFS	East Texas Financial Services	TX	OTC BB	18.000	18.000	14.500	18.81	19.21	NA	176.84	0.20	NA	109.58	10.18	NA
FBTX	Franklin Bank Corp.	TX	NASDAQ	19.910	20.600	14.660	3.27	1.69	1.15	217.55	0.00	17.46	135.26	9.22	17.87
CFFC	Community Financial Corp.	VA	NASDAQ	24.000	24.990	19.140	0.59	5.59	1.97	204.98	0.46	12.57	143.71	11.71	12.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
GAFC	Greater Atlantic Financial	VA	NASDAQ	4.750	6.140	4.560	-8.42	-14.72	-1.79	105.32	0.00	NM	117.87	4.51	NM
VSBR	Virginia SB FSB	VA	Pink Sheet	13.000	13.000	11.855	0.00	0.00	NA	NA	NA	NA	200.40	13.85	NA
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	27.766	28.030	24.030	6.18	4.78	2.00	207.41	1.40	14.31	231.77	13.38	14.31
FBNW	FirstBank NW Corp.	WA	NASDAQ	28.500	28.620	13.620	3.26	37.95	1.47	145.75	0.49	19.93	216.24	19.55	18.99
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	18.420	18.880	14.260	1.15	4.13	0.44	138.67	0.24	41.86	132.61	12.30	41.86
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	13.050	14.056	10.150	1.32	3.16	0.95	68.63	0.35	14.03	161.31	19.01	14.38
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	38.900	38.990	23.150	20.36	25.52	2.23	147.02	0.64	18.09	186.84	26.46	18.12
WFSL	Washington Federal Inc.	WA	NASDAQ	22.080	25.070	21.110	-1.43	-4.33	1.65	100.89	0.81	13.63	158.05	21.89	13.63
WM	Washington Mutual Inc.	WA	NYSE	42.400	47.010	36.640	-5.84	-7.16	3.64	364.41	1.98	11.98	155.25	11.56	11.77
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	29.360	32.780	28.110	-3.10	-0.54	2.04	198.93	0.64	14.68	196.91	14.76	14.68
BKMU	Bank Mutual Corp.	WI	NASDAQ	12.280	12.500	10.000	-0.57	5.23	0.39	58.25	0.27	31.49	143.79	21.07	32.47
SVBC	Sistersville Bancorp Inc.	WV	Pink Sheet	18.500	20.000	16.500	0.00	0.00	NA	NA	0.52	NA	NA	NA	NA
CRZY	Crazy Woman Creek Bancorp	WY	Pink Sheet	17.000	25.000	14.150	5.26	3.03	1.10	174.00	0.60	15.60	106.91	9.77	15.86

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			20.410	22.641	17.373	1.14	0.30	1.16	178.72	0.43	20.68	139.04	13.51	23.73
MEDIAN			17.000	19.080	15.010	0.060	0.000	1.005	164.238	0.360	17.020	127.710	12.305	16.950
HIGH			75.980	77.300	55.400	150.00	110.53	7.02	1,002.95	2.16	65.56	380.50	47.92	204.06
LOW			0.400	1.010	0.120	-17.33	-36.54	-2.82	19.47	0.00	7.05	58.18	2.63	7.55
AVERAGE FOR STATE														
OK			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
AVERAGE BY REGION														
MIDWEST			19.543	21.661	17.157	1.80	1.48	0.99	177.97	0.47	21.21	123.44	12.70	23.65
NEW ENGLAND			21.379	23.295	17.629	0.67	-1.37	1.08	152.20	0.50	24.83	146.62	16.82	30.06
MID ATLANTIC			18.902	20.801	16.423	0.89	-1.13	1.16	167.77	0.39	20.17	147.54	14.55	27.31
SOUTHEAST			18.087	20.001	15.087	0.46	-0.74	0.73	146.89	0.32	21.72	158.60	13.32	24.14
SOUTHWEST			22.865	24.980	17.739	1.93	0.75	0.85	245.25	0.34	24.66	115.95	10.34	16.13
WEST			27.552	31.544	22.752	0.26	1.11	2.43	227.38	0.52	15.95	155.82	13.80	15.37
AVERAGE BY EXCHANGE														
NYSE			30.350	35.461	26.029	-2.39	-5.79	2.68	268.73	0.62	18.18	152.50	13.50	15.23
AMEX			21.598	22.863	17.589	0.13	1.29	1.38	179.44	0.38	16.54	140.37	12.36	16.19
NASDAQ			19.884	21.796	16.887	0.82	0.60	1.08	159.49	0.46	21.19	147.60	14.40	21.86
OTC			18.972	21.141	16.311	0.09	-2.23	0.74	170.05	0.37	20.78	119.70	12.16	37.35
Pink Sheets			19.414	21.600	16.394	5.33	5.13	1.28	246.87	0.33	20.32	118.10	11.33	21.77

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	174,469	16,918	16,898	0.46	0.52	4.88	5.42	07/01/99	OTC BB	638,654	14.69
SIYF	Security Federal Bancorp Inc.	AL	69,142	11,434	11,434	0.83	0.83	5.38	5.38	04/03/95	Pink Sheet	695,981	12.11
SRNN	Southern Banc Co.	AL	102,884	15,638	15,638	0.48	0.23	3.05	1.46	10/05/95	OTC BB	836,016	12.53
SCBS	Southern Community Bancshares	AL	60,113	7,425	7,425	0.72	0.72	6.41	6.41	12/23/96	Pink Sheet	NA	6.70
SZBI	SouthFirst Bancshares Inc.	AL	142,170	10,029	9,485	0.38	0.38	5.21	5.21	02/14/95	OTC BB	718,073	9.91
SUPR	Superior Bancorp	AL	1,531,227	105,930	93,932	0.24	0.24	3.22	3.21	12/10/98	NASDAQ	20,349,519	237.48
FFBH	First Federal Bancshares of AR	AR	883,066	78,970	78,970	0.96	0.92	10.67	10.22	05/03/96	NASDAQ	5,020,256	115.47
PFSL	Pocahontas Bancorp Inc.	AR	732,944	51,466	38,025	0.40	0.38	5.72	5.38	04/01/98	NASDAQ	4,641,717	74.13
BOFI	B of I Holding, Inc.	CA	737,835	70,246	70,246	0.49	0.49	4.69	4.69	03/15/05	NASDAQ	8,380,725	59.50
BYFC	Broadway Financial Corp.	CA	284,048	19,139	19,139	0.59	0.59	10.24	10.18	01/09/96	NASDAQ	1,613,971	17.42
CCBI	Commercial Capital Bancorp	CA	5,738,692	768,624	341,629	1.09	1.15	8.22	8.67	12/18/02	NASDAQ	60,242,988	955.91
DSL	Downey Financial Corp.	CA	17,464,780	1,290,165	1,287,015	1.14	1.14	16.23	16.23	01/01/71	NYSE	27,853,783	1697.69
FPTB	First PacTrust Bancorp Inc.	CA	822,214	79,359	79,359	0.63	0.63	6.17	6.15	08/23/02	NASDAQ	4,398,941	124.93
FED	FirstFed Financial Corp.	CA	10,254,669	635,848	633,507	1.13	1.13	20.10	20.10	12/16/83	NYSE	16,605,403	852.92
GDW	Golden West Financial	CA	128,805,627	9,412,791	9,412,791	1.25	1.25	17.98	17.98	05/29/59	NYSE	308,939,749	23483.23
HWFG	Harrington West Finl Grp Inc	CA	1,125,553	64,677	58,120	0.74	0.76	13.89	14.39	11/07/02	NASDAQ	5,447,643	89.94
NDE	IndyMac Bancorp, Inc.	CA	23,756,442	1,804,181	1,723,598	1.33	1.34	21.60	21.66	11/10/86	NYSE	68,620,208	2658.92
MLGF	Malaga Financial Corporation	CA	596,646	46,485	46,485	0.91	0.91	11.74	11.74	NA	OTC BB	NA	61.34
PPBI	Pacific Premier Bancorp	CA	714,345	55,468	55,468	1.23	1.23	15.98	15.98	06/25/97	NASDAQ	5,263,988	62.90
PFB	PFF Bancorp Inc.	CA	4,487,517	375,671	374,404	1.33	1.32	15.53	15.31	03/29/96	NYSE	24,496,162	880.98
PROV	Provident Financial Holdings	CA	1,622,470	136,210	136,179	1.30	1.04	15.72	12.55	06/28/96	NASDAQ	6,991,842	211.92
RMGC	RMG Capital Corporation	CA	635,000	48,594	48,360	0.85	NA	10.70	NA	NA	OTC BB	2,680,846	58.98
SNLS	San Luis Trust Bank FSB	CA	266,544	25,322	25,322	1.99	1.99	20.90	20.90	NA	OTC BB	4,339,427	59.02
HCBC	High Country Bancorp Inc.	CO	196,795	17,987	17,987	0.40	NA	4.48	NA	12/10/97	Pink Sheet	868,925	18.25
MTXC	Matrix Bancorp Inc.	CO	2,156,120	107,190	107,190	0.13	NA	2.53	NA	10/18/96	NASDAQ	7,556,573	170.02
NEBS	New England Bancshares	CT	257,248	56,583	54,828	0.52	NA	2.88	NA	12/29/05	NASDAQ	5,348,000	68.88
NAL	NewAlliance Bancshares Inc.	CT	7,112,215	1,328,894	820,727	0.71	0.74	3.49	3.67	04/02/04	NYSE	109,777,926	1597.51
NMIL	NewMil Bancorp Inc.	CT	864,060	52,494	44,450	1.00	1.01	16.09	16.14	02/01/86	NASDAQ	4,101,693	165.78
IFSB	Independence Federal Svgs Bank	DC	170,205	14,348	14,348	-0.55	-0.55	-5.62	-5.62	06/06/85	NASDAQ	1,552,448	15.29
WSFS	WSFS Financial Corp.	DE	3,036,630	191,364	189,894	1.04	1.06	15.92	16.19	11/26/86	NASDAQ	6,650,407	418.27
BBX	BankAtlantic Bancorp Inc.	FL	6,402,357	520,701	436,419	0.46	0.50	5.64	6.14	11/29/83	NYSE	61,215,046	792.88
BKUNA	BankUnited Financial Corp.	FL	12,877,044	713,394	685,041	0.65	0.65	12.49	12.46	12/11/85	NASDAQ	36,641,332	896.11
BFF	BFC Financial Corp.	FL	7,416,888	177,543	93,261	0.07	NA	2.96	NA	NA	NYSE	35,816,501	193.49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FDT	Federal Trust Corp.	FL	742,689	53,130	53,130	0.56	0.56	8.98	8.89	12/12/97	AMEX	9,351,542	99.13
FFFL	Fidelity Bankshares Inc.	FL	4,234,980	294,467	274,064	0.81	0.81	11.61	11.61	05/15/01	NASDAQ	25,247,626	962.50
FCFL	First Community Bank Corp.	FL	357,545	31,546	31,118	1.11	1.06	12.38	11.87	05/31/03	NASDAQ	3,797,500	76.74
HARB	Harbor Florida Bancshares Inc.	FL	3,219,540	343,603	339,692	1.58	1.58	14.95	14.95	03/19/98	NASDAQ	24,073,171	1065.82
EBDC	ebank Financial Services Inc.	GA	125,880	10,634	10,634	0.20	0.20	2.59	2.59	07/06/98	OTC BB	6,463,679	6.95
NTBK	NetBank Inc.	GA	4,142,005	346,799	269,021	-0.88	-0.88	-10.95	-11.03	07/29/97	NASDAQ	46,359,617	266.19
FFSX	First Federal Bankshares Inc.	IA	612,535	68,324	49,783	0.57	NA	4.75	NA	04/14/99	NASDAQ	3,380,109	74.36
HZFS	Horizon Financial Svcs Corp.	IA	115,602	11,228	11,228	-0.52	-0.47	-5.39	-4.84	06/30/94	OTC BB	779,431	10.52
CASH	Meta Financial Group Inc.	IA	746,810	43,492	40,089	0.50	0.31	8.90	5.50	09/20/93	NASDAQ	2,516,655	58.79
FFFD	North Central Bancshares Inc.	IA	496,241	42,413	37,466	1.11	1.11	12.41	12.41	03/21/96	NASDAQ	1,423,653	57.13
AFBA	Allied First Bancorp Inc.	IL	165,185	10,347	9,833	0.23	NA	3.43	NA	12/31/01	OTC BB	511,318	8.18
BFIN	BankFinancial Corp	IL	1,671,630	334,716	301,329	0.78	0.75	3.84	3.71	06/24/05	NASDAQ	24,466,250	416.17
BPLS	BankPlus FSB	IL	311,236	23,225	23,225	0.50	0.50	6.79	6.79	07/10/91	Pink Sheet	NA	19.90
ESDF	East Side Financial Inc.	IL	131,152	11,664	11,664	0.29	0.30	3.21	3.33	11/01/91	Pink Sheet	285,766	11.10
FBTC	First BancTrust Corp.	IL	290,257	25,638	24,646	0.40	0.40	4.02	4.00	04/19/01	NASDAQ	2,349,200	27.11
FCLF	First Clover Leaf Fin Corp.	IL	181,016	37,883	37,883	1.00	1.00	3.88	3.88	07/11/06	NASDAQ	7,589,236	103.72
FFBI	First Federal Bancshares Inc.	IL	345,762	20,182	18,654	0.16	0.16	2.53	2.52	08/17/00	NASDAQ	1,242,213	21.91
GTPS	Great American Bancorp	IL	146,624	17,404	16,919	1.07	1.07	8.95	8.95	06/30/95	OTC BB	687,083	23.02
MAFB	MAF Bancorp Inc.	IL	11,450,336	1,038,856	629,284	0.97	0.97	10.40	10.40	01/12/90	NASDAQ	33,101,550	1359.48
MCPH	Midland Capital Holdings Corp.	IL	130,817	13,296	13,296	0.76	0.74	7.78	7.60	06/30/93	OTC BB	372,600	15.84
PFED	Park Bancorp Inc.	IL	235,630	29,681	29,681	0.04	0.01	0.35	0.08	08/12/96	NASDAQ	1,122,775	36.23
RYFL	Royal Financial Inc.	IL	113,761	32,740	32,740	-0.11	-0.08	-0.36	-0.27	01/21/05	OTC BB	2,616,800	38.60
UMBR	Umbrella Bancorp Inc.	IL	47,590	2,649	2,633	-5.14	-4.12	-141.20	-113.14	NA	Pink Sheet	NA	3.26
WFBS	Washington Fed Bank for Svgs	IL	71,117	6,261	6,261	1.51	1.51	15.97	15.97	03/01/95	Pink Sheet	NA	2.61
WTWN	West Town Bancorp Inc.	IL	55,202	3,245	3,245	0.28	0.28	4.63	4.63	03/01/95	Pink Sheet	NA	3.08
AMFC	AMB Financial Corp.	IN	176,242	14,249	14,249	0.40	0.39	4.78	4.57	04/01/96	OTC BB	980,081	14.80
ASBI	Ameriana Bancorp	IN	434,616	34,073	33,230	0.18	0.18	2.16	2.21	03/02/87	NASDAQ	3,170,512	42.80
BRBI	Blue River Bancshares Inc.	IN	214,296	17,464	14,029	0.76	0.75	9.58	9.45	06/24/98	NASDAQ	3,507,150	23.04
CITZ	CFS Bancorp Inc.	IN	1,281,831	133,689	132,356	0.53	0.53	4.70	4.67	07/24/98	NASDAQ	11,502,776	171.39
CSFC	City Savings Financial Corp.	IN	141,285	12,259	12,259	-0.10	-0.01	-1.27	-0.06	12/28/01	OTC BB	565,863	13.01
DSFN	DSA Financial Corp.	IN	100,902	17,173	17,173	0.92	0.81	5.11	4.50	07/30/04	OTC BB	1,644,242	20.66
FFWC	FFW Corp.	IN	280,898	23,876	22,662	0.99	0.97	11.03	10.86	04/05/93	OTC BB	1,232,081	28.65
FDLB	Fidelity Federal Bancorp	IN	211,803	17,170	17,170	0.58	0.52	6.91	6.21	08/31/87	Pink Sheet	776,565	15.53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FBEI	First Bancorp of Indiana Inc.	IN	294,551	28,206	26,333	0.48	0.32	4.62	3.08	04/07/99	NASDAQ	1,554,768	28.06
FCAP	First Capital Inc.	IN	447,949	42,523	36,711	0.88	0.88	9.10	9.10	01/04/99	NASDAQ	2,846,572	51.24
HBBI	Home Building Bancorp	IN	59,823	6,878	6,878	0.64	0.64	6.08	6.08	02/08/95	OTC BB	255,428	10.74
HWEN	Home Financial Bancorp	IN	76,400	7,429	7,429	0.35	0.33	3.72	3.45	07/02/96	Pink Sheet	1,354,450	6.77
LNCB	Lincoln Bancorp	IN	880,796	98,810	71,930	0.40	0.39	3.40	3.27	12/30/98	NASDAQ	5,382,828	97.16
LOGN	Logansport Financial Corp.	IN	162,795	17,281	17,281	0.59	0.87	5.35	7.85	06/14/95	Pink Sheet	876,296	15.07
LSBI	LSB Financial Corp.	IN	369,127	33,661	33,661	0.90	0.90	10.12	10.12	02/03/95	NASDAQ	1,531,458	41.35
MFBC	MFB Corp.	IN	506,298	38,581	34,803	0.45	0.48	6.30	6.65	03/25/94	NASDAQ	1,339,781	42.01
MFSF	MutualFirst Financial Inc.	IN	978,881	88,176	74,285	0.64	0.64	6.86	6.86	12/30/99	NASDAQ	4,440,620	91.15
NIDB	Northeast Indiana Bancorp	IN	235,286	23,900	23,320	0.21	0.14	2.05	1.34	06/28/95	OTC BB	1,364,859	23.20
NWIN	NorthWest Indiana Bancorp	IN	622,551	47,454	47,454	1.12	1.11	14.45	14.39	NA	OTC BB	2,791,895	91.16
PFDC	Peoples Bancorp	IN	498,321	62,612	60,052	0.69	0.68	5.24	5.19	07/07/87	NASDAQ	3,246,464	62.75
RIVR	River Valley Bancorp	IN	327,826	23,146	23,115	0.57	0.57	8.01	8.01	12/20/96	NASDAQ	1,608,731	29.10
TDCB	Third Century Bancorp	IN	130,180	19,279	19,279	0.48	0.48	2.87	2.87	06/30/04	OTC BB	1,653,125	17.77
FFSL	First Independence Corp.	KS	179,313	16,265	16,265	0.66	NA	7.42	NA	10/08/93	OTC BB	881,548	16.88
CKFB	CKF Bancorp Inc.	KY	163,821	16,755	15,655	1.03	1.02	9.79	9.62	01/04/95	OTC BB	1,364,001	22.10
CFBC	Community First Bancorp Inc.	KY	74,490	2,874	2,874	-0.59	-0.59	-15.01	-15.01	06/27/03	OTC BB	328,088	2.62
HFBC	HopFed Bancorp Inc.	KY	748,030	49,486	40,387	0.65	0.68	8.26	8.59	02/09/98	NASDAQ	3,660,010	60.02
FPBF	FPB Financial Corp.	LA	127,528	7,973	7,973	0.56	0.54	8.21	7.93	07/01/99	Pink Sheet	278,600	9.61
GLBP	Globe Bancorp Inc.	LA	29,944	5,458	5,458	0.74	0.70	4.14	3.92	07/10/01	OTC BB	253,000	4.06
GSLA	GS Financial Corp.	LA	172,741	25,466	25,466	-1.86	-1.30	-12.28	-8.56	04/01/97	NASDAQ	1,279,806	21.13
HSTD	Homestead Bancorp Inc.	LA	133,446	11,702	11,702	0.37	0.37	4.14	4.09	07/20/98	Pink Sheet	NA	7.27
TSH	Teche Holding Company	LA	700,013	62,203	58,304	0.91	0.89	10.09	9.80	04/19/95	AMEX	2,231,305	112.82
BFBC	Benjamin Franklin Bancorp Inc	MA	896,835	109,265	71,947	0.59	0.59	4.77	4.79	04/05/05	NASDAQ	8,488,898	119.69
BHLB	Berkshire Hills Bancorp Inc.	MA	2,147,989	248,250	149,150	0.92	0.87	7.60	7.25	06/28/00	NASDAQ	8,622,230	321.77
BRKL	Brookline Bancorp Inc.	MA	2,381,365	591,292	539,490	0.95	0.93	3.57	3.48	07/10/02	NASDAQ	61,583,773	807.98
CEBK	Central Bancorp Inc.	MA	545,479	38,959	36,727	0.38	0.33	5.24	4.51	10/24/86	NASDAQ	1,590,951	48.84
CBNK	Chicopee Bancorp Inc.	MA	438,495	44,192	44,192	NA	NA	NA	NA	07/20/06	NASDAQ	NA	108.24
HIFS	Hingham Instit. for Savings	MA	663,053	50,104	50,104	0.89	0.89	11.27	11.28	12/20/88	NASDAQ	2,116,250	79.57
LEGC	Legacy Bancorp	MA	808,170	147,153	144,068	-0.27	-0.35	-1.72	-2.22	10/26/05	NASDAQ	10,308,600	154.63
LSBX	LSB Corp.	MA	515,885	54,183	54,183	0.16	0.26	1.47	2.41	05/02/86	NASDAQ	4,548,867	77.33
MASB	MASSBANK Corp.	MA	861,926	102,430	101,340	0.82	0.77	7.00	6.55	05/28/86	NASDAQ	4,317,879	140.92
MFLR	Mayflower Co-operative Bank	MA	245,727	18,851	18,791	0.52	NA	6.76	NA	12/23/87	NASDAQ	2,092,000	26.38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ABKD	American Bank Holdings Inc.	MD	299,331	26,952	26,952	1.12	0.97	14.76	12.79	NA	OTC BB	3,158,997	33.33
BUCS	BUCS Financial Corp	MD	143,704	11,505	11,505	0.38	0.38	4.67	4.63	03/15/01	OTC BB	882,108	10.01
PCGO	Prince George's FSB	MD	102,292	11,939	11,939	1.12	1.12	9.76	9.76	NA	Pink Sheet	NA	NA
SVBI	Severn Bancorp Inc.	MD	904,706	79,781	79,447	1.88	1.88	21.85	21.85	NA	NASDAQ	9,149,950	174.95
WSB	Washington Savings Bank FSB	MD	470,101	58,754	58,754	1.13	1.09	10.22	9.84	08/03/88	AMEX	7,422,594	64.21
CTZN	Citizens First Bancorp Inc.	MI	1,735,697	172,373	159,619	0.53	0.51	5.21	5.01	03/07/01	NASDAQ	8,158,697	201.24
FFNM	First Fed of N Michigan Bncp	MI	284,270	35,425	31,236	0.32	0.39	2.50	3.00	04/04/05	NASDAQ	3,076,832	29.29
FBC	Flagstar Bancorp Inc.	MI	15,225,864	803,944	803,944	0.52	0.54	10.37	10.67	04/30/97	NYSE	63,529,388	920.76
STBI	Sturgis Bancorp	MI	305,527	26,895	21,680	0.95	0.95	11.02	11.02	11/10/88	Pink Sheet	2,444,361	31.90
HMNF	HMN Financial Inc.	MN	1,009,935	93,624	89,660	1.16	1.16	12.31	12.29	06/30/94	NASDAQ	4,379,964	154.74
REDW	Redwood Financial Inc.	MN	74,829	7,782	7,782	0.37	0.36	3.24	3.21	07/10/95	Pink Sheet	446,988	8.72
WEFP	Wells Financial Corp.	MN	264,126	23,456	23,456	0.78	0.73	8.32	7.77	04/11/95	OTC BB	940,014	27.26
CCFC	CCSB Financial Corp.	MO	96,383	13,467	13,467	0.00	0.00	0.02	0.02	01/09/03	OTC BB	881,223	13.57
FBSI	First Bancshares Inc.	MO	237,606	26,842	26,480	-0.11	-0.06	-0.96	-0.50	12/22/93	NASDAQ	1,552,610	25.15
LXMO	Lexington B&L Financial Corp.	MO	132,578	14,730	13,941	0.61	0.61	6.03	6.03	06/06/96	Pink Sheet	627,675	16.32
LBCP	Liberty Bancorp Inc.	MO	281,345	21,318	21,318	0.53	0.53	6.33	6.33	07/24/06	NASDAQ	4,753,109	48.08
MCMH	MCM Savings Bank FSB	MO	78,938	5,092	5,087	-0.15	-0.26	-2.19	-3.80	NA	Pink Sheet	NA	3.77
NASB	NASB Financial Inc.	MO	1,550,347	153,382	150,411	1.40	1.40	14.36	14.36	09/27/85	NASDAQ	8,368,642	284.87
PULB	Pulaski Financial Corp.	MO	938,888	73,735	69,113	1.08	0.87	15.09	12.28	12/03/98	NASDAQ	9,879,921	163.29
CSBC	Citizens South Banking Corp.	NC	716,160	84,530	52,502	0.63	0.68	4.98	5.35	10/01/02	NASDAQ	8,252,508	113.81
CDLX	Coddle Creek Financial Corp.	NC	145,046	20,604	20,604	0.44	0.44	3.05	3.05	12/31/97	Pink Sheet	642,765	20.51
KSBI	KS Bancorp Inc.	NC	283,338	15,847	15,847	0.72	0.72	12.26	12.27	12/30/93	OTC BB	1,309,501	34.44
MTUC	Mutual Community Savings Bank	NC	89,538	6,564	6,564	-0.82	-0.82	-10.29	-10.29	06/29/93	OTC BB	363,719	3.82
SSFC	South Street Financial Corp.	NC	257,887	25,784	25,784	0.65	0.67	6.16	6.35	10/03/96	NASDAQ	2,954,696	27.09
TONE	TierOne Corp.	NE	3,322,381	330,544	279,004	1.14	1.15	11.96	12.06	10/02/02	NASDAQ	18,149,694	632.15
MNKB	Monadnock Bancorp, Inc.	NH	83,293	9,679	9,454	0.09	0.10	1.32	1.44	06/29/06	OTC BB	1,293,608	8.54
NHTB	New Hampshire Thrift Bncshrs	NH	670,966	46,962	34,822	0.89	0.89	12.55	12.48	05/22/86	NASDAQ	4,214,980	71.02
SWGC	Siwooganock Holding Company	NH	82,821	7,205	7,205	0.66	0.59	7.68	6.85	NA	Pink Sheet	467,080	16.04
ABNJ	American Bancorp of New Jersey	NJ	509,016	128,250	128,250	0.46	0.47	2.22	2.30	10/06/05	NASDAQ	14,527,953	167.59
FNSW	Farnsworth Bancorp Inc.	NJ	107,237	8,904	8,904	0.23	0.23	2.63	2.58	09/30/98	OTC BB	650,530	17.10
FMCO	FMS Financial Corp.	NJ	1,244,639	75,604	74,086	0.49	0.48	8.04	7.73	12/14/88	NASDAQ	6,517,713	106.24
HCBK	Hudson City Bancorp Inc.	NJ	31,329,322	4,998,655	4,998,655	1.06	1.06	5.70	5.70	06/07/05	NASDAQ	571,475,944	7290.28
OCFC	OceanFirst Financial Corp.	NJ	2,100,745	134,034	132,813	0.94	0.94	13.96	13.90	07/03/96	NASDAQ	12,317,657	265.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBCI	Pamrapo Bancorp Inc.	NJ	644,029	59,620	59,620	1.14	1.13	12.59	12.48	11/14/89	NASDAQ	4,975,542	97.31
PFSB	PennFed Financial Services Inc	NJ	2,304,825	123,421	123,421	0.62	0.64	10.78	11.11	07/15/94	NASDAQ	12,864,047	224.73
PFS	Provident Financial Services	NJ	5,860,183	1,023,719	591,878	0.95	0.95	5.31	5.36	01/15/03	NYSE	64,937,658	1222.33
RBLG	Roebling Financial Corp.	NJ	123,155	16,070	16,070	0.43	0.43	3.03	3.03	10/01/04	OTC BB	1,710,045	21.55
SYNF	Synergy Finl Group Inc.	NJ	999,687	94,532	93,770	0.45	0.45	4.55	4.55	01/21/04	NASDAQ	11,344,188	179.24
FFSW	First Fed Banc of the SW Inc	NM	562,286	52,532	46,917	0.98	0.99	10.38	10.45	NA	NASDAQ	3,992,453	62.48
AF	Astoria Financial Corp.	NY	21,861,475	1,268,135	1,082,984	0.96	0.97	15.97	16.24	11/18/93	NYSE	101,055,435	3040.96
CNY	Carver Bancorp Inc.	NY	654,567	49,143	49,143	0.59	0.64	7.78	8.46	10/25/94	AMEX	2,505,047	41.84
DCOM	Dime Community Bancshares Inc.	NY	3,123,921	293,089	237,451	1.12	1.09	12.23	11.89	06/26/96	NASDAQ	36,790,735	526.81
ESBK	Elmira Savings Bank	NY	338,384	22,577	22,282	0.85	0.73	12.31	10.51	03/01/85	NASDAQ	1,324,213	36.09
FNFG	First Niagara Finl Group	NY	8,106,776	1,360,926	605,808	1.18	1.17	6.90	6.83	01/21/03	NASDAQ	110,495,275	1631.41
FFIC	Flushing Financial Corp.	NY	2,640,242	207,989	191,619	0.98	1.00	13.29	13.62	11/21/95	NASDAQ	21,102,652	369.01
GLK	Great Lakes Bancorp, Inc.	NY	942,124	133,907	122,186	NA	NA	NA	NA	NA	NYSE	10,913,535	173.33
NYB	New York Community Bancorp	NY	28,728,824	3,697,170	1,430,522	0.88	1.04	6.98	8.30	11/23/93	NYSE	295,056,819	4785.99
PRTR	Partners Trust Financial	NY	3,793,591	486,254	229,140	0.84	0.88	6.04	6.33	07/15/04	NASDAQ	44,970,467	490.67
PBNY	Provident New York Bancorp	NY	2,780,419	391,492	218,255	0.77	0.78	5.23	5.26	01/15/04	NASDAQ	42,623,299	589.93
ROME	Rome Bancorp Inc.	NY	298,652	80,996	80,996	1.12	1.11	3.75	3.70	03/31/05	NASDAQ	8,807,120	113.28
TRST	TrustCo Bank Corp NY	NY	2,967,789	214,160	213,607	1.87	1.82	24.02	23.39	NA	NASDAQ	74,828,032	817.01
ASBN	ASB Financial Corp.	OH	198,472	16,829	16,829	0.84	0.84	9.42	9.42	05/11/95	Pink Sheet	1,600,000	33.20
CFBK	Central Federal Corp.	OH	219,020	29,356	29,356	-1.62	-1.54	-12.38	-11.77	12/30/98	NASDAQ	4,543,662	36.99
CIBN	Community Investors Bancorp	OH	126,452	11,160	11,160	0.88	0.69	8.48	6.65	02/07/95	Pink Sheet	899,536	12.66
FFDF	FFD Financial Corp.	OH	161,233	18,363	18,363	0.87	0.85	7.57	7.44	04/03/96	NASDAQ	1,192,253	18.41
FDEF	First Defiance Financial	OH	1,514,666	154,312	115,431	1.03	1.01	9.81	9.66	10/02/95	NASDAQ	7,117,000	197.86
FFHS	First Franklin Corp.	OH	319,662	25,023	25,023	0.43	0.29	5.15	3.43	01/26/88	NASDAQ	1,685,785	26.99
FNFI	First Niles Financial Inc.	OH	98,726	15,609	15,609	0.88	0.67	5.38	4.13	10/27/98	NASDAQ	1,384,553	19.90
FPFC	First Place Financial Corp.	OH	3,113,210	311,574	206,160	0.88	0.96	9.32	10.14	01/04/99	NASDAQ	17,433,000	412.99
HCFC	Home City Financial Corp.	OH	148,159	13,736	13,505	0.56	0.55	6.29	6.21	12/30/96	NASDAQ	835,690	13.45
HLFN	Home Loan Financial Corp.	OH	158,826	18,618	18,618	0.48	0.48	3.94	3.94	03/26/98	Pink Sheet	1,501,303	22.14
IDVB	Indian Village Bancorp Inc.	OH	113,765	7,903	7,903	0.08	0.08	1.05	1.08	07/02/99	OTC BB	437,437	8.11
OCFL	OC Financial Inc	OH	62,532	7,138	7,138	-0.50	-0.50	-4.22	-4.22	04/01/05	OTC BB	560,198	6.44
OHSF	Ohio Savings Financial Corp.	OH	16,178,018	1,262,266	1,261,120	1.21	1.20	16.21	16.11	NA	Pink Sheet	NA	1659.72
PCBI	Peoples Community Bancorp Inc.	OH	1,095,731	94,657	63,925	0.28	0.37	3.35	4.46	03/30/00	NASDAQ	4,828,451	91.76
PSFC	Peoples-Sidney Financial Corp.	OH	137,782	17,296	17,296	0.71	0.71	5.59	5.59	04/28/97	Pink Sheet	1,400,148	21.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PFOH	Perpetual Federal Savings Bank	OH	372,839	55,278	55,278	1.27	1.27	8.57	8.57	04/19/91	OTC BB	2,469,822	62.98
PVFC	PVF Capital Corp.	OH	892,564	68,318	68,318	0.62	0.62	7.80	7.80	12/30/92	NASDAQ	7,716,142	78.32
UCFC	United Community Finl Corp.	OH	2,640,549	269,837	234,386	0.96	0.96	9.01	9.02	07/09/98	NASDAQ	30,927,884	389.35
WAYN	Wayne Savings Bancshares	OH	400,474	35,500	33,019	0.45	0.43	4.89	4.68	01/09/03	NASDAQ	3,359,552	50.73
ESBF	ESB Financial Corp.	PA	1,898,650	113,195	68,095	0.49	0.59	7.07	8.42	06/13/90	NASDAQ	13,002,464	141.00
FSBI	Fidelity Bancorp Inc.	PA	728,113	41,685	38,905	0.56	0.52	9.24	8.55	06/24/88	NASDAQ	2,953,122	54.79
FKFS	First Keystone Financial	PA	528,922	27,257	27,257	0.15	0.13	2.83	2.43	01/26/95	NASDAQ	2,024,074	37.73
FSSB	First Star Bancorp Inc.	PA	590,493	32,114	32,114	0.46	0.43	8.57	8.14	05/15/87	Pink Sheet	588,754	19.43
HARL	Harleysville Savings Financial	PA	775,181	48,014	48,014	0.60	0.59	9.65	9.60	08/04/87	NASDAQ	3,840,158	64.11
KNBT	KNBT Bancorp Inc.	PA	2,994,485	341,823	206,691	0.72	0.56	5.87	4.57	11/03/03	NASDAQ	28,012,187	442.77
PVSA	Parkvale Financial Corp.	PA	1,858,715	122,704	90,538	0.72	0.72	11.26	11.19	07/16/87	NASDAQ	5,669,064	173.42
RSVI	RSV Bancorp Inc.	PA	76,033	6,879	6,879	0.67	0.63	6.54	6.16	04/08/02	OTC BB	549,460	15.74
SEFL	SE Financial Corp.	PA	164,954	23,977	23,977	0.12	0.13	0.65	0.65	05/06/04	OTC BB	2,286,375	29.72
SOV	Sovereign Bancorp Inc.	PA	88,753,067	8,451,141	2,888,890	0.65	0.98	7.15	10.67	08/12/86	NYSE	474,877,950	9649.83
THRD	TF Financial Corp.	PA	674,134	62,873	58,304	0.87	0.87	9.27	9.33	07/13/94	NASDAQ	2,870,485	89.01
WGBC	Willow Grove Bncp Inc.	PA	1,577,753	204,525	98,357	0.84	0.92	7.75	8.49	04/04/02	NASDAQ	14,900,000	233.33
WVFC	WVS Financial Corp.	PA	421,742	29,418	29,418	0.66	0.66	9.88	9.82	11/29/93	NASDAQ	2,335,000	38.29
NFSB	Newport Bancorp Inc.	RI	301,961	18,170	18,170	NA	NA	NA	NA	07/07/06	NASDAQ	NA	64.39
CFCP	Coastal Financial Corp.	SC	1,624,081	102,577	102,577	1.18	1.21	18.84	19.25	09/26/90	NASDAQ	19,678,327	265.67
FCPB	First Capital Bancshares Inc.	SC	51,643	4,792	4,792	1.09	1.09	11.86	11.86	10/29/99	Pink Sheet	NA	5.13
FFCH	First Financial Holdings Inc.	SC	2,651,694	176,785	153,926	1.08	1.08	16.13	16.13	11/10/83	NASDAQ	11,999,575	414.59
PEDE	Great Pee Dee Bancorp Inc.	SC	212,706	26,540	25,861	0.76	0.81	6.07	6.42	12/31/97	NASDAQ	1,790,000	26.58
SFDL	Security Federal Corp.	SC	675,623	37,882	NA	0.62	0.61	10.50	10.44	10/30/87	OTC BB	2,602,317	60.65
HFFC	HF Financial Corp.	SD	961,279	56,084	51,133	0.49	0.24	8.27	4.05	04/08/92	NASDAQ	3,948,660	66.89
JFBI	Jefferson Bancshares Inc.	TN	327,137	74,543	74,543	0.75	0.80	2.99	3.21	07/02/03	NASDAQ	6,695,000	88.64
SCYT	Security Bancorp Inc.	TN	137,730	12,688	12,688	1.06	1.06	12.16	12.16	06/30/97	OTC BB	NA	13.28
SFBK	SFB Bancorp Inc.	TN	58,099	12,036	12,036	1.39	0.98	6.69	4.70	05/30/97	Pink Sheet	NA	9.62
SFKT	State of Franklin Bcshs Inc.	TN	333,970	26,119	26,119	1.35	0.79	17.28	10.03	NA	Pink Sheet	NA	25.22
UNTN	United Tennessee Bankshares	TN	121,405	13,373	12,780	1.02	0.90	8.28	7.28	01/05/98	OTC BB	911,428	20.96
BAFI	BancAffiliated Inc.	TX	105,990	9,122	9,111	1.31	1.31	15.62	15.62	06/01/01	Pink Sheet	278,454	7.38
ETFS	East Texas Financial Services	TX	231,275	21,482	19,285	0.21	0.19	2.28	2.09	01/10/95	OTC BB	1,307,826	23.54
FBTX	Franklin Bank Corp.	TX	5,095,829	427,553	269,392	0.59	0.58	7.84	7.67	12/18/03	NASDAQ	23,424,150	466.37
CFFC	Community Financial Corp.	VA	435,313	35,466	35,466	1.00	1.00	12.24	12.24	03/30/88	NASDAQ	2,123,716	50.97

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GAFC	Greater Atlantic Financial	VA	318,169	12,174	11,218	-1.55	-1.41	-33.83	-30.85	06/28/99	NASDAQ	3,020,934	14.35
VSBR	Virginia SB FSB	VA	179,380	13,325	13,325	NA	NA	NA	NA	NA	Pink Sheet	1,899,984	24.70
FMSB	First Mutual Bancshares Inc.	WA	1,103,173	63,701	63,701	0.99	0.99	16.85	16.85	12/17/85	NASDAQ	5,318,732	184.63
FBNW	FirstBank NW Corp.	WA	883,536	79,897	61,265	1.03	1.08	11.11	11.66	07/02/97	NASDAQ	6,062,186	172.77
RPFG	Rainier Pacific Finl Group Inc	WA	919,227	85,266	85,109	0.31	0.31	3.07	3.07	10/21/03	NASDAQ	6,628,870	122.10
RVSB	Riverview Bancorp Inc.	WA	793,325	93,468	67,051	1.43	1.39	11.46	11.19	10/01/97	NASDAQ	11,560,172	150.86
TSBK	Timberland Bancorp Inc.	WA	556,544	78,823	71,585	1.42	1.42	10.37	10.36	01/13/98	NASDAQ	3,785,576	147.26
WFSL	Washington Federal Inc.	WA	8,803,135	1,219,225	1,162,734	1.70	1.70	11.83	11.83	11/17/82	NASDAQ	87,255,600	1926.67
WM	Washington Mutual Inc.	WA	350,884,000	26,131,000	17,196,000	1.01	1.03	13.56	13.78	03/11/83	NYSE	962,880,117	40851.90
ABCW	Anchor BanCorp Wisconsin	WI	4,356,921	326,495	306,539	1.04	1.04	13.78	13.78	07/16/92	NASDAQ	21,902,275	643.83
BKMU	Bank Mutual Corp.	WI	3,503,016	513,395	457,406	0.68	0.66	4.38	4.25	10/30/03	NASDAQ	60,138,218	738.50
SVBC	Sistersville Bancorp Inc.	WV	47,058	7,851	7,851	0.84	0.84	5.09	5.09	06/26/97	Pink Sheet	NA	7.29
CRZY	Crazy Woman Creek Bancorp	WY	111,884	10,225	10,041	0.72	0.70	8.00	7.86	03/29/96	Pink Sheet	643,014	10.93

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 30, 2006

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		4,542,634	390,207	287,992	0.97	1.00	11.41	11.79			24,362,678	619.57
MEDIAN		496,241	42,523	37,954	0.68	0.70	6.98	6.86			3,722,793	59.76
HIGH		350,884,000	26,131,000	17,196,000	1.99	1.99	24.02	23.39			962,880,117	40,851.90
LOW		29,944	2,649	2,633	-5.14	-4.12	-141.20	-113.14			253,000	2.61
AVERAGE FOR STATE												
OK		NA	NA	NA	NA	NA	NA	NA			NA	NA
AVERAGE BY REGION												
MIDWEST		1,088,164	95,096	83,786	0.82	0.81	9.41	9.30			5,860,204	128.09
NEW ENGLAND		1,110,440	172,039	129,391	0.71	0.70	4.33	4.25			15,258,182	228.09
MID ATLANTIC		5,419,734	589,736	350,518	0.85	0.98	7.60	8.75			49,622,427	827.16
SOUTHEAST		1,477,327	99,491	90,052	0.48	0.47	7.21	7.07			11,912,829	173.01
SOUTHWEST		864,724	68,061	52,617	0.47	0.44	6.32	5.83			4,147,109	82.08
WEST		23,397,570	1,775,471	1,376,917	1.10	1.11	14.80	14.92			70,897,765	3,119.06
AVERAGE BY EXCHANGE												
NYSE		47,863,735	3,803,654	2,593,208	1.00	1.05	13.00	13.60			175,105,045	6,186.85
AMEX		641,843	55,808	54,833	0.78	0.77	9.36	9.31			5,377,622	79.50
NASDAQ		1,784,286	193,077	161,951	0.87	0.86	7.72	7.64			17,421,078	289.80
OTC		198,966	18,669	18,012	0.67	0.58	6.97	5.99			1,406,819	23.72
Pink Sheets		631,952	50,953	50,730	1.07	1.06	13.76	13.53			928,832	65.22

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	**Closing Price on 08/29/06 ($)**	**% Change From IPO Price**
COBK	Colonial Bkshrs Inc. (MHC)	NJ	06/30/05	10.00	10.60	6.00	10.69	6.90	10.75	7.50	**12.82**	**28.20**
HBOS	Heritage Financial Group (MHC)	GA	06/30/05	10.00	10.75	7.50	10.72	7.20	10.93	9.30	**13.95**	**39.50**
UBNK	United Financial Bancorp (MHC)	MA	07/13/05	10.00	11.75	17.50	11.57	15.70	11.70	17.00	**13.06**	**30.60**
OTTW	Ottawa Savings Bancorp (MHC)	IL	07/15/05	10.00	11.00	10.00	10.50	5.00	10.70	7.00	**11.59**	**15.90**
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	10/05/05	10.00	11.25	12.50	11.15	11.50	10.95	9.50	**17.14**	**71.40**
ABNJ	American Bancorp of New Jersey	NJ	10/06/05	10.00	10.16	1.60	9.80	(2.00)	10.01	0.10	**11.80**	**18.00**
ISBC	Investors Bancorp Inc. (MHC)	NJ	10/12/05	10.00	10.02	0.20	10.07	0.70	10.52	5.20	**13.93**	**39.30**
LEGC	Legacy Bancorp	MA	10/26/05	10.00	13.03	30.30	13.48	34.80	13.20	32.00	**15.00**	**50.00**
EQFC	Equitable Financial Corp (MHC)	NE	11/09/05	10.00	10.00	0.00	10.00	0.00	9.40	(6.00)	**9.30**	**(7.00)**
NEBS	New England Bancshares	CT	12/29/05	10.00	10.66	6.60	10.70	7.00	10.70	7.00	**12.88**	**28.80**
GVFF	Greenville Federal Finl (MHC)	OH	01/05/06	10.00	10.00	0.00	10.25	2.50	10.00	0.00	**9.80**	**(2.00)**
MGYR	Magyar Bancorp Inc. (MHC)	NJ	01/24/06	10.00	10.65	6.50	10.50	5.00	10.60	6.00	**12.09**	**20.90**
UCBA	United Community Bancorp (MHC)	IN	03/31/06	10.00	10.80	8.00	10.84	8.40	10.55	5.50	**10.60**	**6.00**
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	04/04/06	10.00	10.70	7.00	10.55	5.50	10.29	2.90	**10.60**	**6.00**
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	04/06/06	10.00	11.13	11.30	11.00	10.00	11.40	14.00	**11.00**	**10.00**
MNKB	Monadnock Bancorp, Inc.	NH	06/29/06	8.00	8.00	0.00	8.00	0.00	6.90	(13.75)	**6.60**	**(17.50)**
NECB	Northeast Community Bncp (MHC)	NY	07/06/06	10.00	11.00	10.00	11.20	12.00	11.20	12.00	**11.33**	**13.30**
NFSB	Newport Bancorp Inc.	RI	07/07/06	10.00	12.80	28.00	12.86	28.60	13.17	31.70	**13.20**	**32.00**
FCLF	First Clover Leaf Fin Corp.	IL	07/11/06	10.00	10.39	3.90	10.70	7.00	11.02	10.20	**11.43**	**14.30**
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	07/11/06	10.00	10.00	0.00	9.85	(1.50)	9.30	(7.00)	**9.55**	**(4.50)**

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 08/29/06 ($)	% Change From IPO Price
ROMA	Roma Financial Corp. (MHC)	NJ	07/12/06	10.00	14.10	41.00	14.50	45.00	14.66	46.60	15.12	51.20
CBNK	Chicopee Bancorp Inc.	MA	07/20/06	10.00	14.46	44.60	14.47	44.70	14.52	45.20	14.55	45.50
LBCP	Liberty Bancorp Inc.	MO	07/24/06	10.00	10.25	2.50	10.07	0.70	10.09	0.90	10.10	1.00
			AVERAGE			**11.09**		**11.07**		**10.56**		**21.34**
			MEDIAN			**7.00**		**7.00**		**7.00**		**18.00**
			HIGH			**44.60**		**45.00**		**46.60**		**71.40**
			LOW			**0.00**		**(2.00)**		**(13.75)**		**(17.50)**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF OSAGE FEDERAL BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	15.700	15.900	11.730	2.55	13.36	6.52	53.40	0.37	43.61	240.79	29.40	41.32
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	11.328	13.090	10.170	1.59	0.24	6.68	49.32	0.19	43.57	169.70	22.97	43.57
PBCT	People's Bank (MHC)	CT	NASDAQ	35.760	37.510	28.170	-1.30	6.14	9.34	77.50	0.94	37.25	382.87	46.14	38.41
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.990	11.310	10.000	2.71	0.46	7.31	70.91	0.23	36.63	150.34	15.50	39.51
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	14.560	15.000	12.670	0.41	1.96	7.94	59.14	0.04	NA	183.27	24.62	NA
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	11.420	12.450	10.350	2.42	3.91	6.42	58.88	0.14	42.30	177.99	19.39	41.62
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	18.040	18.330	13.200	14.90	18.37	6.72	55.05	0.34	45.10	268.42	32.77	43.72
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	38.420	40.050	32.680	2.84	0.00	12.41	56.29	2.40	57.34	309.59	68.25	83.29
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	13.950	14.150	10.260	3.03	7.06	6.00	33.78	0.20	51.67	232.34	41.29	51.67
WCFB	Webster City Fed Bncp (MHC)	IA	Pink Sheet	11.300	13.500	10.500	-3.00	-4.64	5.63	25.73	0.68	56.50	200.80	43.92	56.50
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	15.170	15.750	11.970	4.19	-1.43	7.00	49.93	0.22	34.48	216.71	30.36	33.73
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	24.750	25.150	22.500	2.06	-1.00	13.03	120.17	0.40	58.93	189.95	20.60	58.93
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	12.500	15.800	12.500	0.00	-9.09	10.00	129.97	0.30	22.32	124.96	9.62	22.34
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	OTC BB	11.000	11.500	10.050	-1.35	0.00	7.62	20.25	0.00	NA	144.44	54.32	NA
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTC BB	11.590	12.250	9.750	0.35	-3.17	9.00	82.47	0.15	14.86	128.78	14.05	14.86
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	19.960	22.300	19.000	0.00	-2.63	11.34	109.38	0.39	28.51	176.04	18.25	28.54
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	10.600	11.000	10.250	0.00	1.92	7.38	41.91	0.14	NA	143.58	25.29	NA
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	33.940	35.000	31.460	-2.19	4.43	11.85	109.60	2.30	48.49	286.41	30.35	48.49
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	10.400	11.250	9.300	-0.95	-3.61	7.91	30.46	0.40	54.74	131.48	32.06	54.74
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTC BB	10.500	10.500	9.450	3.86	3.45	8.02	32.07	0.23	55.26	130.94	32.75	58.39
MDNB	Minden Bancorp Inc (MHC)	LA	OTC BB	22.070	22.200	20.200	-0.59	0.32	14.68	84.10	0.34	22.52	150.34	25.20	22.52
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTC BB	9.590	9.950	8.000	12.16	4.24	6.72	60.82	0.00	NM	142.74	15.77	NM
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	28.500	30.000	25.500	-0.87	-2.56	16.89	245.52	0.00	25.22	168.74	11.61	25.96
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	13.060	13.310	11.070	1.63	9.11	8.00	55.90	0.15	NA	163.25	23.38	NA
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	31.700	31.700	25.150	17.63	23.11	17.54	187.79	0.24	NM	180.69	16.88	NM
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	29.000	29.000	22.100	0.35	20.78	12.35	84.09	1.05	48.33	234.82	33.15	48.33
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	12.790	14.200	10.550	12.39	-1.62	5.39	136.86	0.38	NM	237.37	9.35	NM
BVFL	BV Financial Inc. (MHC)	MD	OTC BB	9.420	9.750	8.300	7.66	3.52	6.99	48.97	0.00	NA	134.67	19.24	NA
SFBI	SFSB Inc. (MHC)	MD	OTC BB	9.650	10.050	9.000	0.52	0.00	7.72	59.19	0.00	NM	125.06	16.30	141.22
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	31.800	36.000	30.300	-0.28	0.32	20.65	207.18	0.82	21.49	153.99	15.35	21.49
ASFE	AF Financial Group (MHC)	NC	OTC BB	19.000	23.000	18.300	0.00	2.70	13.00	212.47	0.20	21.59	146.15	8.94	21.59
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	22.050	24.000	20.150	1.38	3.52	15.86	89.49	0.66	16.96	139.05	24.64	16.96
EQFC	Equitable Financial Corp (MHC)	NE	OTC BB	9.300	10.250	8.500	-0.53	0.00	7.75	53.07	0.00	NA	120.00	17.53	NA
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	10.900	11.070	10.010	-0.46	3.12	6.49	27.83	0.20	NM	167.90	39.16	99.09
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	12.820	13.140	9.310	-0.62	6.83	7.83	79.41	0.00	35.61	163.73	16.14	35.73
ISBC	Investors Bancorp Inc. (MHC)	NJ	NASDAQ	13.930	14.490	9.890	3.96	1.02	7.73	47.28	0.00	NA	180.12	29.46	NA

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KRNY	Kearny Financial Corp (MHC)	NJ	NASDAQ	14.940	15.010	10.700	1.36	8.65	6.75	27.60	0.20	NM	221.37	54.13	115.27
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	9.500	10.100	8.620	4.40	-4.52	7.13	51.98	0.05	36.54	133.30	18.28	37.19
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	12.090	12.390	10.350	7.09	8.06	8.00	69.34	0.00	NA	151.12	17.43	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	12.750	13.100	10.510	-1.54	0.87	7.07	64.38	0.00	37.50	180.38	19.81	37.49
ROMA	Roma Financial Corp. (MHC)	NJ	NASDAQ	15.120	15.580	12.920	1.14	NA	NA	NA	0.00	NA	NA	NA	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	11.750	12.750	9.700	7.31	12.98	6.90	37.82	0.68	22.17	170.29	31.05	22.17
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	27.500	36.000	27.000	-3.51	-12.42	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	12.150	12.340	9.950	0.41	1.25	5.95	28.68	0.00	36.82	204.34	42.37	NA
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	OTC BB	7.500	8.546	7.300	-6.13	-6.83	5.80	54.73	0.00	NM	129.28	13.70	83.33
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	14.000	14.000	10.850	7.69	3.70	8.48	55.74	0.15	27.45	165.09	25.11	30.16
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	14.250	19.000	13.840	-1.38	-1.72	8.17	74.20	0.46	26.39	174.42	19.04	25.89
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	NASDAQ	10.600	10.850	9.920	5.05	5.47	8.02	53.07	0.00	NA	132.18	19.97	NA
NECB	Northeast Community Bncp (MHC)	NY	NASDAQ	11.330	11.400	10.750	4.15	NA	NA	NA	0.00	NA	NA	NA	NA
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	11.700	12.860	9.750	4.00	-2.50	7.13	56.12	0.45	23.40	164.10	20.46	24.41
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	13.100	15.050	11.000	9.17	9.17	8.35	120.56	0.41	52.40	156.89	10.87	42.18
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	OTC BB	9.550	10.000	8.900	2.69	NA	NA	NA	0.00	NA	NA	NA	NA
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	11.850	12.250	11.110	0.08	-1.66	7.70	31.85	0.26	59.25	153.88	37.21	59.25
GVFF	Greenville Federal Finl (MHC)	OH	OTC BB	9.800	10.250	9.700	0.00	-1.01	9.77	57.70	0.14	NA	100.31	16.98	NA
OFFO	Osage Federal Financial (MHC)	OK	OTC BB	20.500	21.750	13.150	-2.38	20.59	5.74	49.06	1.55	NM	357.13	41.79	73.21
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	14.690	15.720	11.900	0.00	5.76	7.22	58.47	0.22	34.16	203.44	25.12	33.93
EKFC	Eureka Financial Corp (MHC)	PA	OTC BB	29.400	37.500	29.000	-0.34	-9.54	15.94	76.73	1.40	36.30	184.44	38.31	36.30
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	10.250	10.850	8.400	1.17	0.39	6.84	40.49	0.00	NM	149.78	25.31	126.57
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	22.070	28.950	22.070	-8.12	-8.04	9.70	113.76	0.36	53.83	227.51	19.40	53.83
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTC BB	11.250	11.750	10.100	0.45	-1.75	8.83	80.88	0.09	NM	127.39	13.91	NM
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	26.860	27.250	19.770	3.63	6.33	11.87	131.43	0.66	23.56	226.28	20.44	23.56
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	13.360	14.400	10.700	0.23	0.23	7.26	38.15	0.16	43.10	183.95	35.02	42.79
FSGB	First Federal of SC FSB (MHC)	SC	Pink Sheet	35.000	NA	NA	0.00	0.00	NA	NA	0.00	NA	NA	NA	NA
CZWI	Citizens Community Bncp (MHC)	WI	OTC BB	20.960	21.250	10.300	4.28	16.90	8.03	71.66	0.20	NM	260.89	29.25	144.94
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink Sheet	132.000	170.000	125.000	0.00	-5.71	109.06	1,036.71	10.50	42.44	121.03	12.73	NM
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	17.140	17.200	10.350	5.35	12.03	7.13	47.65	0.00	NA	240.56	35.97	NA
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			18.340	19.877	15.629	2.01	2.65	10.60	89.75	0.50	37.91	182.25	25.86	50.11
	MEDIAN			13.100	14.175	10.625	0.49	0.87	7.83	58.47	0.20	36.82	168.74	23.38	41.47
	HIGH			132.000	170.000	125.000	17.63	23.11	109.06	1,036.71	10.50	59.25	382.87	68.25	144.94
	LOW			7.500	8.546	7.300	-8.12	-12.42	5.39	20.25	0.00	14.86	100.31	8.94	14.86

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	766,907	93,646	89,227	0.73	0.73	5.53	5.53	03/31/04	NASDAQ	14,362,570	225.41
NVSL	Naugatuck Valley Finl (MHC)	CT	372,350	50,394	50,186	0.57	0.57	3.78	3.78	10/01/04	NASDAQ	7,549,375	85.14
PBCT	People's Bank (MHC)	CT	11,004,700	1,326,300	1,220,800	1.26	1.22	10.64	10.33	07/06/88	NASDAQ	142,000,000	5,082.22
PSBH	PSB Holdings Inc. (MHC)	CT	474,417	48,912	40,647	0.53	0.49	4.03	3.74	10/05/04	NASDAQ	6,690,000	73.52
RCKB	Rockville Financial Inc. (MHC)	CT	1,149,344	154,404	153,334	0.74	0.72	5.12	4.98	05/23/05	NASDAQ	19,435,000	282.97
SIFI	SI Financial Group Inc. (MHC)	CT	731,444	79,702	78,934	0.46	0.47	3.97	4.04	10/01/04	NASDAQ	12,421,920	141.86
ACFC	Atlantic Coast Fed Corp (MHC)	GA	778,868	95,090	92,163	0.75	0.78	5.87	6.06	10/05/04	NASDAQ	14,148,850	255.22
CHFN	Charter Financial Corp. (MHC)	GA	1,105,187	243,655	238,017	1.22	0.84	5.08	3.49	10/17/01	NASDAQ	19,632,372	762.01
HBOS	Heritage Financial Group (MHC)	GA	381,337	67,773	67,773	0.80	0.80	4.16	4.16	06/30/05	NASDAQ	11,287,955	157.47
WCFB	Webster City Fed Bncp (MHC)	IA	97,908	21,416	21,324	0.78	0.78	3.79	3.79	08/15/94	Pink Sheet	3,805,622	43.00
HOME	Home Federal Bancorp (MHC)	ID	756,678	106,007	106,007	0.89	0.91	6.02	6.16	12/07/04	NASDAQ	15,154,114	229.89
AJSB	AJS Bancorp Inc. (MHC)	IL	256,638	27,828	27,828	0.34	0.34	3.15	3.15	12/27/01	OTC BB	2,135,572	52.86
JXSB	Jacksonville Bancorp (MHC)	IL	258,026	19,859	16,973	0.43	0.43	5.49	5.49	04/21/95	NASDAQ	1,985,317	24.82
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	73,644	27,698	27,698	NA	NA	NA	NA	04/06/06	OTC BB	3,636,875	40.01
OTTW	Ottawa Savings Bancorp (MHC)	IL	183,485	20,024	20,024	0.92	0.92	8.86	8.86	07/15/05	OTC BB	2,224,911	25.79
MSVB	Mid-Southern Savings Bank(MHC)	IN	160,543	16,643	16,643	0.66	0.66	6.26	6.26	04/09/98	OTC BB	1,467,815	29.30
UCBA	United Community Bancorp (MHC)	IN	354,707	62,485	62,485	0.31	0.37	2.53	2.99	03/31/06	NASDAQ	8,464,000	89.72
CFFN	Capitol Federal Finl (MHC)	KS	8,117,173	860,032	860,032	0.61	0.61	5.91	5.91	04/01/99	NASDAQ	74,059,798	2,513.46
KFFB	Kentucky First Federal (MHC)	KY	261,941	63,881	48,632	0.59	0.59	2.45	2.45	03/03/05	NASDAQ	8,600,000	89.44
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	114,118	28,539	28,539	0.56	0.53	2.08	1.97	01/21/05	OTC BB	3,558,958	37.37
MDNB	Minden Bancorp Inc (MHC)	LA	115,900	19,426	19,426	1.23	1.23	7.27	7.27	07/02/02	OTC BB	1,378,044	30.41
GTWN	Georgetown Bancorp Inc. (MHC)	MA	168,915	18,659	18,659	-0.23	-0.21	-1.99	-1.80	01/06/05	OTC BB	2,777,250	26.63
SERC	Service Bancorp Inc. (MHC)	MA	402,166	27,670	27,670	0.50	0.49	6.85	6.66	10/08/98	OTC BB	1,838,000	46.68
UBNK	United Financial Bancorp (MHC)	MA	961,843	137,736	NA	0.44	0.44	3.00	3.00	07/13/05	NASDAQ	17,205,995	220.27
WFSM	Westborough Finl Services(MHC)	MA	299,672	27,996	27,996	0.03	0.02	0.28	0.26	02/16/00	OTC BB	1,595,774	50.59
WFD	Westfield Financial Inc. (MHC)	MA	817,936	115,469	115,469	0.72	0.72	5.05	5.05	12/28/01	AMEX	9,727,012	282.08
BCSB	BCSB Bankcorp Inc. (MHC)	MD	809,296	31,863	29,312	-0.87	-0.86	-17.67	-17.58	07/08/98	NASDAQ	5,913,427	75.63
BVFL	BV Financial Inc. (MHC)	MD	129,531	18,501	18,476	0.40	0.40	2.75	2.75	01/14/05	OTC BB	2,645,000	24.92
SFBI	SFSB Inc. (MHC)	MD	172,957	22,547	22,547	0.08	0.12	0.62	0.91	12/31/04	OTC BB	2,922,064	28.71
EBMT	Eagle Bancorp (MHC)	MT	226,178	22,545	22,545	0.83	0.83	7.97	7.97	04/05/00	OTC BB	1,091,722	34.72
ASFE	AF Financial Group (MHC)	NC	223,264	13,661	12,013	0.42	0.42	6.92	6.92	10/07/96	OTC BB	1,050,804	19.97
WAKE	Wake Forest Bancshares (MHC)	NC	103,154	18,278	18,278	1.50	1.50	8.51	8.51	04/03/96	OTC BB	1,152,661	25.43
EQFC	Equitable Financial Corp (MHC)	NE	174,990	25,557	25,557	NA	NA	NA	NA	11/09/05	OTC BB	3,297,509	30.67
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	830,929	193,809	193,809	0.37	0.37	1.59	1.59	03/04/04	NASDAQ	29,853,730	324.41
COBK	Colonial Bkshrs Inc. (MHC)	NJ	359,083	35,407	35,407	0.47	0.47	4.41	4.40	06/30/05	NASDAQ	4,521,696	57.97
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,497,246	899,267	899,267	0.29	0.29	2.00	2.00	10/12/05	NASDAQ	116,275,688	1,619.72

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 30, 2006

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KRNY	Kearny Financial Corp (MHC)	NJ	2,007,525	490,888	407,695	0.47	0.43	1.91	1.77	02/24/05	NASDAQ	72,737,500	1,086.70
LPBC	Lincoln Park Bancorp (MHC)	NJ	96,247	13,195	13,195	0.51	0.50	3.56	3.51	12/20/04	OTC BB	1,851,500	17.59
MGYR	Magyar Bancorp Inc. (MHC)	NJ	410,736	47,369	47,369	0.32	-0.16	3.76	-1.82	01/24/06	NASDAQ	5,923,742	71.62
OSHC	Ocean Shore Holding Co. (MHC)	NJ	562,256	61,736	61,736	0.53	0.53	4.81	4.81	12/22/04	NASDAQ	8,733,942	111.36
ROMA	Roma Financial Corp. (MHC)	NJ	948,604	141,498	140,926	NA	NA	NA	NA	07/12/06	NASDAQ	NA	494.91
WAWL	Wawel Savings Bank (MHC)	NJ	81,113	14,789	14,789	1.41	1.41	7.59	7.60	04/01/04	OTC BB	2,144,701	25.20
ALMG	Alamogordo Finl Corp. (MHC)	NM	156,841	27,480	27,480	0.39	0.52	2.17	2.89	05/16/00	OTC BB	NA	36.01
BFSB	Brooklyn Federal Bancorp (MHC)	NY	379,227	78,635	78,635	1.17	NA	5.46	NA	04/06/05	NASDAQ	13,225,000	160.68
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	151,878	16,098	16,098	0.15	0.15	1.36	1.36	10/21/03	OTC BB	2,774,917	20.81
GOV	Gouverneur Bancorp (MHC)	NY	127,770	19,433	19,433	0.97	0.88	6.25	5.71	03/23/99	AMEX	2,292,084	32.09
GCBC	Greene County Bncp Inc. (MHC)	NY	307,565	33,581	33,581	0.76	0.77	6.76	6.89	12/30/98	NASDAQ	4,145,246	59.07
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	350,956	53,028	53,028	NA	NA	NA	NA	04/04/06	NASDAQ	6,612,500	70.09
NECB	Northeast Community Bncp (MHC)	NY	312,218	43,927	43,927	NA	NA	NA	NA	07/06/06	NASDAQ	NA	149.84
ONFC	Oneida Financial Corp. (MHC)	NY	436,822	54,454	34,423	0.88	0.84	7.14	6.83	12/30/98	NASDAQ	7,783,274	89.32
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	296,953	20,579	16,446	0.20	0.25	2.95	3.61	11/16/95	NASDAQ	2,463,132	32.27
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	161,382	10,050	9,627	NA	NA	NA	NA	07/11/06	OTC BB	NA	22.73
CHEV	Cheviot Financial (MHC)	OH	302,162	73,063	73,063	0.67	0.67	2.60	2.60	01/06/04	NASDAQ	9,487,524	112.14
GVFF	Greenville Federal Finl (MHC)	OH	132,625	22,454	22,454	0.59	0.58	5.18	5.03	01/05/06	OTC BB	2,298,411	22.52
OFFO	Osage Federal Financial (MHC)	OK	112,200	13,128	13,128	0.60	0.60	4.64	4.64	04/01/04	OTC BB	2,287,017	46.88
ABBC	Abington Community Bncp (MHC)	PA	894,251	110,433	110,433	0.79	0.79	5.70	5.74	12/17/04	NASDAQ	15,293,464	224.58
EKFC	Eureka Financial Corp (MHC)	PA	94,344	19,594	19,594	1.12	1.12	5.38	5.38	01/07/99	OTC BB	1,229,493	36.15
FFCO	FedFirst Financial Corp. (MHC)	PA	267,751	45,251	44,171	-0.08	0.18	-0.50	1.09	04/07/05	NASDAQ	6,612,500	68.75
ALLB	Greater Delaware Valley (MHC)	PA	391,504	33,383	33,383	0.37	0.37	4.22	4.22	03/03/95	NASDAQ	3,441,383	75.95
NPEN	North Penn Bancorp Inc. (MHC)	PA	116,753	12,748	12,748	-0.04	-0.01	-0.28	-0.05	06/02/05	OTC BB	1,443,555	16.24
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,584,367	594,730	427,550	0.89	0.89	9.80	9.80	11/07/94	NASDAQ	50,097,207	1345.69
PBIP	Prudential Bncp Inc. PA (MHC)	PA	466,757	88,868	88,868	0.83	0.83	4.09	4.12	03/30/05	NASDAQ	12,236,150	162.05
FSGB	First Federal of SC FSB (MHC)	SC	113,356	9,879	9,799	0.56	0.52	6.02	5.56	11/14/94	Pink Sheet	NA	35.09
CZWI	Citizens Community Bncp (MHC)	WI	266,920	29,924	22,553	0.21	0.21	1.85	1.79	03/30/04	OTC BB	3,724,628	78.07
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,923,543	202,357	201,401	0.12	-1.70	1.42	-20.26	06/21/93	Pink Sheet	1,855,431	244.92
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,575,301	235,538	235,538	0.49	0.49	3.76	3.76	10/05/05	NASDAQ	33,057,164	567.04
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		889,733	116,072	109,027	0.70	0.61	5.47	4.79			13,924,899	282.68
	MEDIAN		309,892	34,494	33,581	0.56	0.53	4.19	4.12			4,521,696.00	70.86
	HIGH		11,004,700	1,326,300	1,220,800	1.50	1.50	10.64	10.33			142,000,000	5,082.22
	LOW		73,644	9,879	9,627	-0.87	-1.70	-17.67	-20.26			1,050,804	16.24

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: Southwest, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=600,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**		**04/01/04**	**112,237**	**12.96**	**12.45**	**48.77**	**69.57**	**82.02**	**29.71**	**11.70**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 600,000	< 25.00	< 20.00	25.00 - 65.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 20.00
FNFI	First Niles Financial Inc.	OH	10/27/98	98,726	37.03	10.96	37.56	49.91	60.87	22.79	15.81
HCFC	Home City Financial Corp.	OH	12/30/96	148,159	9.92	0.61	43.77	84.32	84.93	24.23	9.27
FFDF	FFD Financial Corp.	OH	04/03/96	161,233	NA	0.38	36.61	89.66	90.03	11.43	11.39
IFSB	Independence Federal Svgs Bank	DC	06/06/85	170,205	36.36	11.60	35.76	49.88	61.48	7.05	8.43
GSLA	GS Financial Corp.	LA	04/01/97	172,741	35.52	12.02	20.21	48.79	60.81	13.67	14.74
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	212,706	7.52	6.82	35.09	82.40	89.23	13.72	12.48
BRBI	Blue River Bancshares Inc.	IN	06/24/98	214,296	NA	NA	NA	80.21	NA	9.48	8.15
CFBK	Central Federal Corp.	OH	12/30/98	219,020	4.64	12.51	22.00	76.72	89.23	19.00	13.40
PFED	Park Bancorp Inc.	IL	08/12/96	235,630	17.89	10.31	37.88	65.00	75.30	22.61	12.60
FBSI	First Bancshares Inc.	MO	12/22/93	237,606	27.76	5.39	32.56	59.51	64.89	11.78	11.30
SSFC	South Street Financial Corp.	NC	10/03/96	257,887	15.22	2.27	48.61	76.26	78.53	3.88	10.00
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	284,270	18.27	2.09	42.58	73.83	75.93	21.08	12.46
FBTC	First BancTrust Corp.	IL	04/19/01	290,257	13.18	17.54	18.82	61.82	79.37	17.36	8.83
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	294,551	16.50	13.48	28.42	63.40	76.89	24.78	9.58
ROME	Rome Bancorp Inc.	NY	03/31/05	298,652	8.10	0.19	47.34	85.21	85.40	2.97	27.12
GAFC	Greater Atlantic Financial	VA	06/28/99	318,169	19.27	15.78	36.57	61.95	77.73	23.17	3.83
FFHS	First Franklin Corp.	OH	01/26/88	319,662	9.15	2.25	56.79	84.39	86.64	20.28	7.83
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	327,137	11.87	1.52	25.98	77.68	79.20	16.02	19.79
RIVR	River Valley Bancorp	IN	12/20/96	327,826	23.34	0.02	29.71	71.08	71.10	25.38	7.06

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: Southwest, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=600,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**		**04/01/04**	**112,237**	**12.96**	**12.45**	**48.77**	**69.57**	**82.02**	**29.71**	**11.70**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 600,000	< 25.00	< 20.00	25.00 - 65.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 20.00
ESBK	Elmira Savings Bank	NY	03/01/85	338,384	16.41	16.67	31.10	62.69	79.37	21.63	6.67
FFBI	First Federal Bancshares Inc.	IL	08/17/00	345,762	24.04	19.34	32.50	53.80	73.14	6.32	5.84
FCFL	First Community Bank Corp.	FL	05/31/03	357,545	7.17	0.76	32.21	88.65	89.41	9.08	8.82
LSBI	LSB Financial Corp.	IN	02/03/95	369,127	6.70	0.19	42.44	87.76	87.96	19.79	9.12
WAYN	Wayne Savings Bancshares	OH	01/09/03	400,474	21.74	13.92	37.05	59.18	73.10	6.24	8.86
WVFC	WVS Financial Corp.	PA	11/29/93	421,742	NA	39.66	6.83	13.21	52.87	56.38	6.98
ASBI	Ameriana Bancorp	IN	03/02/87	434,616	28.88	9.92	23.75	51.41	61.33	13.46	7.84
CFFC	Community Financial Corp.	VA	03/30/88	435,313	11.35	0.00	31.28	84.67	84.67	21.25	8.15
FCAP	First Capital Inc.	IN	01/04/99	447,949	16.18	4.09	46.77	75.08	79.17	17.95	9.49
WSB	Washington Savings Bank FSB	MD	08/03/88	470,101	29.24	10.42	23.54	56.45	66.87	11.89	12.50
FFFD	North Central Bancshares Inc.	IA	03/21/96	496,241	5.24	0.81	50.73	88.66	89.47	22.86	8.55
PFDC	Peoples Bancorp	IN	07/07/87	498,321	16.65	6.34	51.34	73.83	80.17	13.58	12.56
MFBC	MFB Corp.	IN	03/25/94	506,298	11.46	7.63	40.84	73.28	80.91	22.44	7.62
FKFS	First Keystone Financial	PA	01/26/95	528,922	10.02	22.35	37.16	61.32	83.67	26.10	5.15

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: Southwest, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=600,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**		**04/01/04**	**112,237**	**0.60**	**4.63**	**2.96**	**2.53**	**0.62**	**0.05**	**0.04**	**0.36**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 600,000	0.30 - 1.00	3.00 - 10.00	2.00 - 4.00	2.25 - 3.25	< 1.00	< 1.00	< 0.50	> 0.25
FNFI	First Niles Financial Inc.	OH	10/27/98	98,726	0.67	4.13	2.81	1.84	0.36	0.95	0.00	0.75
HCFC	Home City Financial Corp.	OH	12/30/96	148,159	0.55	6.21	3.20	2.29	0.18	0.59	0.01	0.95
FFDF	FFD Financial Corp.	OH	04/03/96	161,233	0.85	7.44	3.89	2.70	0.37	0.31	0.00	0.43
IFSB	Independence Federal Svgs Bank	DC	06/06/85	170,205	-0.55	-5.62	3.33	5.94	1.92	0.40	0.00	0.26
GSLA	GS Financial Corp.	LA	04/01/97	172,741	-1.30	-8.56	3.37	2.44	-0.73	2.02	0.00	3.31
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	212,706	0.81	6.42	3.48	2.26	0.37	0.36	0.10	0.89
BRBI	Blue River Bancshares Inc.	IN	06/24/98	214,296	0.75	9.45	3.76	3.41	0.67	1.42	NA	0.81
CFBK	Central Federal Corp.	OH	12/30/98	219,020	-1.54	-11.77	3.48	4.70	0.34	0.46	0.03	0.91
PFED	Park Bancorp Inc.	IL	08/12/96	235,630	0.01	0.08	2.99	2.70	0.36	2.04	0.63	0.61
FBSI	First Bancshares Inc.	MO	12/22/93	237,606	-0.06	-0.50	3.32	2.97	0.89	1.37	0.06	0.90
SSFC	South Street Financial Corp.	NC	10/03/96	257,887	0.67	6.35	3.36	2.38	0.33	0.46	0.11	0.28
FFNM	First Fed of N Michigan Bncp	MI	04/04/05	284,270	0.39	3.00	3.28	3.98	1.58	1.57	0.18	0.54
FBTC	First BancTrust Corp.	IL	04/19/01	290,257	0.40	4.00	3.30	3.65	1.17	0.65	0.05	0.91
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	294,551	0.32	3.08	2.57	2.47	0.67	0.16	0.00	0.29
ROME	Rome Bancorp Inc.	NY	03/31/05	298,652	1.11	3.70	4.91	3.35	0.62	0.31	0.00	0.65
GAFC	Greater Atlantic Financial	VA	06/28/99	318,169	-1.41	-30.85	2.16	5.01	1.84	0.54	0.00	0.39
FFHS	First Franklin Corp.	OH	01/26/88	319,662	0.29	3.43	2.32	2.13	0.39	1.47	0.09	0.40
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	327,137	0.80	3.21	3.89	2.88	0.42	0.13	0.05	0.66

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: Southwest, Mid-Atlantic, Midwest, Southeast
IPO Date: <= 06/30/05
Asset size: <=600,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1] NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**		**04/01/04**	**112,237**	**0.60**	**4.63**	**2.96**	**2.53**	**0.62**	**0.05**	**0.04**	**0.36**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 600,000	0.30 - 1.00	3.00 - 10.00	2.00 - 4.00	2.25 - 3.25	< 1.00	< 1.00	< 0.50	> 0.25
RIVR	River Valley Bancorp	IN	12/20/96	327,826	0.57	8.01	2.63	2.30	0.75	0.93	0.04	0.73
ESBK	Elmira Savings Bank	NY	03/01/85	338,384	0.73	10.51	3.29	2.61	0.58	0.24	0.05	0.57
FFBI	First Federal Bancshares Inc.	IL	08/17/00	345,762	0.16	2.52	2.16	2.10	0.31	0.40	0.07	0.27
FCFL	First Community Bank Corp.	FL	05/31/03	357,545	1.06	11.87	4.56	2.85	0.35	0.00	0.00	0.97
LSBI	LSB Financial Corp.	IN	02/03/95	369,127	0.90	10.12	3.44	2.24	0.75	2.83	0.97	0.74
WAYN	Wayne Savings Bancshares	OH	01/09/03	400,474	0.43	4.68	3.10	2.72	0.42	0.23	0.04	0.37
WVFC	WVS Financial Corp.	PA	11/29/93	421,742	0.66	9.82	1.59	0.82	0.17	NA	0.00	0.24
ASBI	Ameriana Bancorp	IN	03/02/87	434,616	0.18	2.21	2.42	2.86	0.91	0.92	0.33	0.69
CFFC	Community Financial Corp.	VA	03/30/88	435,313	1.00	9.24	3.54	2.64	0.68	0.14	0.00	0.69
FCAP	First Capital Inc.	IN	01/04/99	447,949	0.88	9.10	3.36	2.33	0.66	0.90	0.12	0.51
WSB	Washington Savings Bank FSB	MD	08/03/88	470,101	1.09	9.84	4.05	2.71	0.95	NA	0.29	1.22
FFFD	North Central Bancshares Inc.	IA	03/21/96	496,241	1.11	12.41	2.91	2.69	1.56	0.36	0.17	0.68
PFDC	Peoples Bancorp	IN	07/07/87	498,321	0.68	5.19	3.30	2.56	0.37	0.62	0.16	0.38
MFBC	MFB Corp.	IN	03/25/94	506,298	0.48	6.65	2.83	2.98	0.91	0.56	0.34	1.60
FKFS	First Keystone Financial	PA	01/26/95	528,922	0.13	2.43	2.36	2.38	0.57	1.12	0.52	0.55

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**		**04/01/04**	**112,237**	**12.96**	**12.45**	**48.77**	**69.57**	**82.02**	**29.71**	**11.70**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 600,000	< 25.00	< 20.00	25.00 - 65.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 20.00
HCFC	Home City Financial Corp.	OH	12/30/96	148,159	9.92	0.61	43.77	84.32	84.93	24.23	9.27
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	212,706	7.52	6.82	35.09	82.40	89.23	13.72	12.48
SSFC	South Street Financial Corp.	NC	10/03/96	257,887	15.22	2.27	48.61	76.26	78.53	3.88	10.00
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	294,551	16.50	13.48	28.42	63.40	76.89	24.78	9.58
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	327,137	11.87	1.52	25.98	77.68	79.20	16.02	19.79
RIVR	River Valley Bancorp	IN	12/20/96	327,826	23.34	0.02	29.71	71.08	71.10	25.38	7.06
WAYN	Wayne Savings Bancshares	OH	01/09/03	400,474	21.74	13.92	37.05	59.18	73.10	6.24	8.86
CFFC	Community Financial Corp.	VA	03/30/88	435,313	11.35	0.00	31.28	84.67	84.67	21.25	8.15
PFDC	Peoples Bancorp	IN	07/07/87	498,321	16.65	6.34	51.34	73.83	80.17	13.58	12.56
MFBC	MFB Corp.	IN	03/25/94	506,298	11.46	7.63	40.84	73.28	80.91	22.44	7.62
		AVERAGE		340,867	14.56	5.26	37.21	74.61	79.87	17.15	10.54
		MEDIAN		327,482	13.54	4.30	36.07	75.05	79.69	18.63	9.42
		HIGH		506,298	23.34	13.92	51.34	84.67	89.23	25.38	19.79
		LOW		148,159	7.52	0.00	25.98	59.18	71.10	3.88	7.06

EXHIBIT 41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**		**04/01/04**	**112,237**	**0.60**	**4.63**	**2.96**	**2.53**	**0.62**	**0.05**	**0.04**	**0.36**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/05	< 600,000	0.30 - 1.00	3.00 - 10.00	2.00 - 4.00	2.25 - 3.25	< 1.00	< 1.00	< 0.50	> 0.25
HCFC	Home City Financial Corp.	OH	12/30/96	148,159	0.55	6.21	3.20	2.29	0.18	0.59	0.01	0.95
PEDE	Great Pee Dee Bancorp Inc.	SC	12/31/97	212,706	0.81	6.42	3.48	2.26	0.37	0.36	0.10	0.89
SSFC	South Street Financial Corp.	NC	10/03/96	257,887	0.67	6.35	3.36	2.38	0.33	0.46	0.11	0.28
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	294,551	0.32	3.08	2.57	2.47	0.67	0.16	0.00	0.29
JFBI	Jefferson Bancshares Inc.	TN	07/02/03	327,137	0.80	3.21	3.89	2.88	0.42	0.13	0.05	0.66
RIVR	River Valley Bancorp	IN	12/20/96	327,826	0.57	8.01	2.63	2.30	0.75	0.93	0.04	0.73
WAYN	Wayne Savings Bancshares	OH	01/09/03	400,474	0.43	4.68	3.10	2.72	0.42	0.23	0.04	0.37
CFFC	Community Financial Corp.	VA	03/30/88	435,313	1.00	9.24	3.54	2.64	0.68	0.14	0.00	0.69
PFDC	Peoples Bancorp	IN	07/07/87	498,321	0.68	5.19	3.30	2.56	0.37	0.62	0.16	0.38
MFBC	MFB Corp.	IN	03/25/94	506,298	0.48	6.65	2.83	2.98	0.91	0.56	0.34	1.60
		AVERAGE		340,867	0.63	5.90	3.19	2.55	0.51	0.42	0.08	0.68
		MEDIAN		327,482	0.62	6.28	3.25	2.52	0.42	0.41	0.05	0.68
		HIGH		506,298	1.00	9.24	3.89	2.98	0.91	0.93	0.34	1.60
		LOW		148,159	0.32	3.08	2.57	2.26	0.18	0.13	0.00	0.28

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**	**Pawhuska**	**OK**	**2**	**OTC-BB**	**04/01/04**	**112,237**	**109,658**	**78,083**	**0**	**64,310**	**13,128**
COMPARABLE GROUP												
CFFC	Community Financial Corporation	Staunton	VA	8	NASDAQ	03/30/88	435,313	402,370	368,561	0	305,333	35,466
FBEI	First Bancorp of Indiana, Inc.	Evansville	IN	8	NASDAQ	04/07/99	294,551	258,952	186,752	1,873	189,341	28,206
PEDE	Great Pee Dee Bancorp, Inc.	Cheraw	SC	3	NASDAQ	12/31/97	212,706	200,898	175,275	679	151,339	26,540
HCFC	Home City Financial Corporation	Springfield	OH	2	NASDAQ	12/30/96	148,159	139,411	124,926	231	97,229	13,736
JFBI	Jefferson Bancshares, Inc.	Morristown	TN	4	NASDAQ	07/02/03	327,137	287,368	254,127	0	198,843	74,543
MFBC	MFB Corp.	Mishawaka	IN	13	NASDAQ	03/25/94	506,298	468,267	371,009	3,778	350,564	38,581
PFDC	Peoples Bancorp	Auburn	IN	15	NASDAQ	07/07/87	498,321	469,767	367,931	2,560	365,409	62,612
RIVR	River Valley Bancorp	Madison	IN	8	NASDAQ	12/20/96	327,826	296,276	233,019	31	219,477	23,146
SSFC	South Street Financial Corp.	Albemarle	NC	3	NASDAQ	10/03/96	257,887	228,588	196,658	0	218,696	25,784
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	01/09/03	400,474	376,729	237,003	2,481	337,718	35,500
	Average			7.5			340,867	312,863	251,526	1,163	243,395	36,411
	Median			8.0			327,482	291,822	235,011	455	219,087	31,836
	High			15.0			506,298	469,767	371,009	3,778	365,409	74,543
	Low			2.0			148,159	139,411	124,926	0	97,229	13,736

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 43

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
		As a Percent of Total Assets											
SUBJECT													
OFFO OSAGE FEDERAL FINANCIAL, INC.	**112,237**	**12.96**	**12.45**	**69.57**	**0.36**	**0.04**	**0.00**	**4.98**	**6.41**	**0.05**	**97.70**	**87.01**	**0.00**
COMPARABLE GROUP													
CFFC Community Financial Corp.	435,313	11.35	0.00	84.67	0.69	0.00	0.00	3.94	30.73	0.14	89.58	79.25	0.00
FBEI First Bancorp of Indiana Inc.	294,551	16.50	13.48	63.40	0.29	0.00	0.64	5.73	7.57	0.16	86.95	77.06	0.00
PEDE Great Pee Dee Bancorp Inc.	212,706	7.52	6.82	82.40	0.89	0.10	0.32	NA	41.57	0.36	92.66	87.44	0.00
HCFC Home City Financial Corp.	148,159	9.92	0.61	84.32	0.95	0.01	0.16	5.50	31.89	0.59	96.41	88.49	0.00
JFBI Jefferson Bancshares Inc.	327,137	11.87	1.52	77.68	0.66	0.05	0.00	8.91	35.31	0.13	87.67	80.61	0.00
MFBC MFB Corp.	506,298	11.46	7.63	73.28	1.60	0.34	0.75	6.41	22.30	0.56	97.40	90.91	0.47
PFDC Peoples Bancorp	498,321	16.65	6.34	73.83	0.38	0.16	0.51	2.50	19.34	0.61	94.27	85.89	0.00
RIVR River Valley Bancorp	327,826	23.34	0.02	71.08	0.73	0.04	0.01	5.34	31.04	1.03	88.01	81.60	0.21
SSFC South Street Financial Corp.	257,887	15.22	2.27	76.26	0.28	0.11	0.00	5.92	21.09	0.43	80.33	75.47	0.00
WAYN Wayne Savings Bancshares	400,474	21.74	13.92	59.18	0.37	0.04	0.62	4.52	15.40	0.23	92.15	84.99	0.00
Average	340,867	14.56	5.26	74.61	0.68	0.08	0.30	5.42	25.62	0.42	90.54	83.17	0.07
Median	327,482	13.54	4.30	75.05	0.68	0.05	0.24	5.50	26.52	0.40	90.87	83.29	0.00
High	506,298	23.34	13.92	84.67	1.60	0.34	0.75	8.91	41.57	1.03	97.40	90.91	0.47
Low	148,159	7.52	0.00	59.18	0.28	0.00	0.00	2.50	7.57	0.13	80.33	75.47	0.00
ALL THRIFTS (211)													
Average	4,542,634	13.34	9.50	71.67	0.62	0.11	0.82	4.19	25.41	0.62	92.07	81.20	0.17
SOUTHWEST THRIFTS (11)													
Average	864,724	13.01	13.50	68.58	0.75	0.19	0.51	4.09	21.33	0.82	92.20	83.52	0.11

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT														
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**	**98,946**	**13,128**	**57.30**	**29.71**	**1.29**	**0.00**	**11.70**	**(0.23)**	**7.01**	**11.70**	**11.93**	**10.79**	**21.07**
COMPARABLE GROUP														
CFFC	Community Financial Corp.	399,847	35,466	70.14	21.25	0.46	0.00	8.15	0.14	6.42	8.15	8.15	7.78	10.81
FBEI	First Bancorp of Indiana Inc.	266,345	28,206	64.28	24.78	1.36	0.00	9.58	0.00	5.60	9.58	9.00	8.76	12.83
PEDE	Great Pee Dee Bancorp Inc.	186,166	26,540	71.15	13.72	0.40	0.00	12.48	0.00	6.41	12.48	12.20	11.80	17.01
HCFC	Home City Financial Corp.	134,423	13,736	65.62	24.23	0.87	0.00	9.27	0.00	5.94	9.27	9.13	9.06	13.15
JFBI	Jefferson Bancshares Inc.	252,594	74,543	60.78	16.02	0.41	0.00	22.79	0.00	10.67	19.79	19.79	18.04	29.96
MFBC	MFB Corp.	467,717	38,581	69.24	22.44	0.70	0.00	7.62	(0.13)	5.18	7.62	6.93	7.77	11.97
PFDC	Peoples Bancorp	435,709	62,612	73.33	13.58	0.53	0.00	12.56	(0.41)	11.66	12.56	12.11	11.35	22.00
RIVR	River Valley Bancorp	304,680	23,146	66.95	25.38	0.61	0.00	7.06	(0.26)	4.97	7.06	7.05	6.83	13.13
SSFC	South Street Financial Corp.	232,103	25,784	84.80	3.88	1.32	0.00	10.00	(0.09)	6.49	10.00	10.00	10.45	14.21
WAYN	Wayne Savings Bancshares	364,974	35,500	84.33	6.24	0.56	0.00	8.86	(0.38)	2.87	8.86	8.30	7.52	15.12
	Average	304,456	36,411	71.06	17.15	0.72	0.00	10.84	(0.11)	6.62	10.54	10.27	9.94	16.02
	Median	285,513	31,836	69.69	18.63	0.58	0.00	9.42	(0.04)	6.17	9.43	9.07	8.91	13.68
	High	467,717	74,543	84.80	25.38	1.36	0.00	22.79	0.14	11.66	19.79	19.79	18.04	29.96
	Low	134,423	13,736	60.78	3.88	0.40	0.00	7.06	(0.41)	2.87	7.06	6.93	6.83	10.81
ALL THRIFTS (211)														
	Average	4,138,767	390,207	57.02	32.14	1.94	0.03	8.56	(0.13)	4.65	10.01	9.28	9.27	13.86
SOUTHWEST THRIFTS (11)														
	Average	796,664	68,061	56.86	33.78	1.49	0.91	6.96	(0.11)	5.19	9.69	9.22	10.55	15.73

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 45

INCOME AND EXPENSE COMPARISON
TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																
OFFO OSAGE FEDERAL FINANCIAL, INC.	**5,822**	**2,814**	**3,007**	**27**	**39**	**659**	**0**	**0**	**2,668**	**0**	**971**	**345**	**626**	**0**	**626**	**626**
COMPARABLE GROUP																
CFFC Community Financial Corp.	25,566	11,378	14,188	93	814	2,939	9	0	11,003	0	6,031	1,860	4,171	0	4,171	4,171
FBEI First Bancorp of Indiana Inc.	14,228	7,647	6,581	362	493	1,966	76	0	6,910	0	1,961	621	1,340	0	1,340	894
PEDE Great Pee Dee Bancorp Inc.	12,906	6,038	6,868	363	493	933	184	0	4,752	0	2,542	943	1,599	0	1,599	1,693
HCFC Home City Financial Corp.	9,184	4,586	4,598	231	404	264	32	0	3,433	0	1,214	371	843	0	843	833
JFBI Jefferson Bancshares Inc.	18,092	6,935	11,157	(68)	0	1,633	0	0	8,950	0	3,650	1,320	2,330	0	2,330	2,498
MFBC MFB Corp.	28,903	14,771	14,132	1,957	213	6,608	466	0	15,828	405	2,750	342	2,408	0	2,408	2,541
PFDC Peoples Bancorp	27,765	12,066	15,699	64	404	1,997	139	0	12,610	0	5,076	1,683	3,393	0	3,393	3,358
RIVR River Valley Bancorp	17,705	9,657	8,048	312	213	2,463	0	0	7,396	0	2,803	956	1,847	0	1,847	1,847
SSFC South Street Financial Corp.	14,127	6,550	7,577	120	0	853	0	0	5,829	76	2,405	819	1,586	0	1,586	1,635
WAYN Wayne Savings Bancshares	20,443	8,913	11,530	241	23	1,679	0	0	10,767	0	2,317	524	1,793	0	1,793	1,718
Average	18,892	8,854	10,038	368	306	2,134	91	0	8,748	48	3,075	944	2,131	0	2,131	2,119
Median	17,899	8,280	9,603	236	309	1,823	21	0	8,173	0	2,646	881	1,820	0	1,820	1,783
High	28,903	14,771	15,699	1,957	814	6,608	466	0	15,828	405	6,031	1,860	4,171	0	4,171	4,171
Low	9,184	4,586	4,598	(68)	0	264	0	0	3,433	0	1,214	342	843	0	843	833
ALL THRIFTS (211)																
Average	245,902	130,803	112,513	4,570	14,233	53,432	1,465	20	92,480	978	66,584	23,912	42,482	63	42,545	45,927
SOUTHWEST THRIFTS (11)																
Average	46,330	25,290	19,534	1,234	1,144	6,259	133	163	18,888	298	5,619	1,892	3,727	158	3,885	4,375

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS
TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
OFFO OSAGE FEDERAL FINANCIAL, INC.	**5.51**	**2.66**	**2.85**	**0.03**	**0.04**	**0.62**	**0.00**	**0.00**	**2.53**	**0.00**	**0.93**	**0.33**	**0.60**	**0.00**	**0.60**	**0.60**
COMPARABLE GROUP																
CFFC Community Financial Corp.	6.14	2.73	3.41	0.02	0.00	0.68	0.00	0.00	2.64	0.00	1.45	0.45	1.00	0.00	1.00	1.00
FBEI First Bancorp of Indiana Inc.	5.10	2.74	2.36	0.13	0.00	0.67	0.03	0.00	2.47	0.00	0.70	0.22	0.48	0.00	0.48	0.32
PEDE Great Pee Dee Bancorp Inc.	6.14	2.87	3.27	0.17	(0.07)	0.37	0.09	0.00	2.26	0.00	1.21	0.45	0.76	0.00	0.76	0.81
HCFC Home City Financial Corp.	6.12	3.05	3.06	0.15	0.00	0.18	0.02	0.00	2.29	0.00	0.81	0.25	0.56	0.00	0.56	0.55
JFBI Jefferson Bancshares Inc.	5.82	2.23	3.59	(0.02)	(0.08)	0.42	0.00	0.00	2.88	0.00	1.17	0.42	0.75	0.00	0.75	0.80
MFBC MFB Corp.	5.44	2.78	2.66	0.37	0.00	0.91	0.09	0.00	2.98	0.08	0.52	0.06	0.45	0.00	0.45	0.48
PFDC Peoples Bancorp	5.64	2.45	3.19	0.01	(0.03)	0.37	0.03	0.00	2.56	0.00	1.03	0.34	0.69	0.00	0.69	0.68
RIVR River Valley Bancorp	5.50	3.00	2.50	0.10	0.00	0.75	0.00	0.00	2.30	0.00	0.87	0.30	0.57	0.00	0.57	0.57
SSFC South Street Financial Corp.	5.78	2.68	3.10	0.05	0.00	0.33	0.00	0.00	2.38	0.03	0.98	0.33	0.65	0.00	0.65	0.67
WAYN Wayne Savings Bancshares	5.17	2.26	2.92	0.06	0.00	0.42	0.00	0.00	2.72	0.00	0.59	0.13	0.45	0.00	0.45	0.43
Average	5.68	2.68	3.01	0.10	(0.02)	0.51	0.03	0.00	2.55	0.01	0.93	0.30	0.64	0.00	0.64	0.63
Median	5.71	2.74	3.08	0.08	0.00	0.42	0.01	0.00	2.52	0.00	0.93	0.32	0.61	0.00	0.61	0.62
High	6.14	3.05	3.59	0.37	0.00	0.91	0.09	0.00	2.98	0.08	1.45	0.45	1.00	0.00	1.00	1.00
Low	5.10	2.23	2.36	(0.02)	(0.08)	0.18	0.00	0.00	2.26	0.00	0.52	0.06	0.45	0.00	0.45	0.32
ALL THRIFTS (211)																
Average	5.49	2.92	2.57	0.10	0.31	1.22	0.03	0.00	2.11	0.02	1.52	0.55	0.97	0.00	0.97	1.00
SOUTHWEST THRIFTS (11)																
Average	5.04	2.62	2.43	0.07	0.07	0.61	0.07	(0.00)	1.54	0.04	1.24	0.38	0.85	0.00	0.85	0.98

EXHIBIT 47

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
OFFO	**OSAGE FEDERAL FINANCIAL, INC.**	**5.72**	**3.26**	**2.46**	**2.96**	**0.60**	**0.60**	**4.63**	**4.63**
COMPARABLE GROUP									
CFFC	Community Financial Corp.	6.28	2.97	3.31	3.54	1.00	1.00	9.24	9.24
FBEI	First Bancorp of Indiana Inc.	5.41	2.98	2.43	2.57	0.48	0.32	4.62	3.08
PEDE	Great Pee Dee Bancorp Inc.	5.99	3.30	2.69	3.48	0.76	0.81	6.07	6.42
HCFC	Home City Financial Corp.	6.36	3.46	2.91	3.20	0.56	0.55	6.29)	6.21)
JFBI	Jefferson Bancshares Inc.	6.16	2.92	3.24	3.89	0.75	0.80	2.99	3.21
MFBC	MFB Corp.	5.89	3.03	2.86	2.83	0.45	0.48	6.30	6.65
PFDC	Peoples Bancorp	6.48	3.29	3.19	3.30	0.69	0.68	5.24	5.19
RIVR	River Valley Bancorp	5.81	3.17	2.63	2.63	0.57	0.57	8.01	8.01
SSFC	South Street Financial Corp.	6.24	2.92	3.32	3.36	0.65	0.67	6.16	6.35
WAYN	Wayne Savings Bancshares	5.22	2.39	2.84	3.10	0.45	0.43	4.89	4.68
	Average	5.98	3.04	2.94	3.19	0.64	0.63	5.98	5.90
	Median	6.07	3.00	2.88	3.25	0.61	0.62	6.12	6.28
	High	6.48	3.46	3.32	3.89	1.00	1.00	9.24	9.24
	Low	5.22	2.39	2.43	2.57	0.45)	0.32)	2.99)	3.08)
ALL THRIFTS (211)									
	Average	5.87	2.91	2.96	3.19	0.97	1.00	11.41	11.79
SOUTHWEST THRIFTS (11)									
	Average	5.62	2.80	2.82	3.03	0.85	0.98	7.60	8.75

* Based on average interest-earning assets.

EXHIBIT 48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT										
OFFO	**OSAGE FEDERAL FINANCIAL, INC.** (1)	**0.00**	**0.51**	**3.76**	**56.22**	**0.51**	**655.74**	**0.03**	**128.57**	**35.53**
COMPARABLE GROUP										
CFFC	Community Financial Corp.	0	0.48	2.17	25.13	0.81	503.57	0.07	36.76	30.84
FBEI	First Bancorp of Indiana Inc.	0	0.60	3.32	68.97	0.45	186.45	0.14	21.39	31.67
PEDE	Great Pee Dee Bancorp Inc.	0	0.64	4.31	69.57	1.07	247.22	0.03	NM	37.10
HCFC	Home City Financial Corp.	0	0.33	2.73	32.35	1.11	155.59	0.09	210.00	30.56
JFBI	Jefferson Bancshares Inc.	0	0.21	1.81	55.41	0.85	499.31	0.02	-128.30	36.16
MFBC	MFB Corp.	0	0.53	1.72	30.64	2.14	205.01	0.08	NM	12.44
PFDC	Peoples Bancorp	0	0.76	3.93	74.51	0.52	65.00	0.03	52.03	33.16
RIVR	River Valley Bancorp	0	0.78	4.31	68.42	1.02	68.84	0.10	139.91	34.11
SSFC	South Street Financial Corp.	0	0.40	4.36	74.07	0.37	60.61	0.02	400.00	34.05
WAYN	Wayne Savings Bancshares	0	0.48	3.18	87.27	0.62	159.91	0.06	166.21	22.62
	Average	0	0.52	3.18	58.63	0.90	215.15	0.06	112.25	30.27
	Median	0	0.51	3.25	68.70	0.83	173.18	0.07	95.97	32.42
	High	0	0.78	4.36	87.27	2.14	503.57	0.14	400.00	37.10
	Low	0	0.21	1.72	25.13	0.37	60.61	0.02	-128.30	12.44
ALL THRIFTS (211)										
	Average	11.49	0.42	2.05	53.67	0.88	209.76	0.13	164.59	29.76
SOUTHWEST THRIFTS (11)										
	Average	1.12	0.37	2.15	42.22	0.88	292.45	0.07	122.86	29.92

(1) Dividends per share are net of a $1.00 per share special dividend paid in the first quarter of 2006. Dividends were paid to the public shareholders of Osage Federal Financial, Inc.and waived by Osage Federal MHC. The payout ratio is based on such net dividends paid to the public shareholders. The current dividend yield is based on Osage Federal Financial, Inc.'s average trading price of $13.55 during fiscal year 2006.

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

Osage Bancshares, Inc.
Stock Prices as of August 29, 2006

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		29.14	19.85	17.58	20.68	17.02
Post conv. price to book value	P/B		101.19%	114.34%	107.13%	138.85%	127.71%
Post conv. price to assets	P/A		26.64%	12.29%	11.11%	13.49%	12.31%
Post conv. price to core earnings	P/E		29.14	20.57	16.85	23.73	16.95
Pre conversion earnings	Y	$	626,000	For the twelve months ended June 30, 2006			
Pre conversion book value	B	$	13,128,000	At June 30, 2006			
Pre conversion assets	A	$	112,237,000	At June 30, 2006			
Pre conversion core earnings	CY	$	626,000	For the twelve months ended June 30, 2006			
Conversion expense	X		3.20%				
ESOP stock purchase	E		5.61%				
ESOP cost of borrowings, net	S		0.00%				
ESOP term of borrowings (yrs.)	T		10				
RRP amount	M		2.01%				
RRP term (yrs.)	N		5				
Tax rate	TAX		34.00%				
Investment rate of return, net	R		3.44%				
Investment rate of return, pretax			5.21%				
Percent sold	PCT		69.83%				
Minority shares outstanding (#)			690,098				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E*Y}{1-P/E*PCT*((1-X-E-M)*R-(1-TAX)*E/T-(1-TAX)*M/N))}$ = $ 36,106,157

2. P/B method: Value = $\frac{PB*B}{1-P/B*PCT*(1-X-E-M)}$ = $ 35,916,510

3. P/A method: Value = $\frac{P/A*A}{1-PA*PCT*(1-X-E-M)}$ = $ 35,854,166

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Offered to Public	Price Per Share	Gross Proceeds of Public Offering	Exchange Ratio	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midpoint	**2,513,880**	**$10.00**	**$25,138,800**	**1.5739**	**3,600,000**	**$36,000,000**
Minimum	2,136,798	$10.00	$21,367,980	1.3378	3,060,000	$30,600,000
Maximum	2,890,962	$10.00	$28,909,620	1.8099	4,140,000	$41,400,000
Maximum, as adjusted	3,324,606	$10.00	$33,246,063	2.0814	4,761,000	$47,610,000

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of August 29, 2006

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
OSAGE BANCSHARES, INC.															
Value - midpoint	**36.00**	**10.00**	**0.32**	**9.64**	**29.14**	**101.19**	**26.64**	**101.93**	**29.14**	**0.00**	**0.00**	**0.00**	**25.94**	**0.87**	**3.35**
Minimum	30.60	10.00	0.35	10.26	26.78	95.31	23.32	96.08	26.78	0.00	0.00	0.00	24.06	0.83	3.44
Maximum	41.40	10.00	0.30	9.19	31.10	106.19	29.98	106.90	31.10	0.00	0.00	0.00	27.73	0.91	3.28
Maximum, as adjusted	47.61	10.00	0.28	8.79	33.06	110.87	33.52	111.54	33.06	0.00	0.00	0.00	29.69	0.95	3.21
ALL THRIFTS (211)															
Average	613.81	20.38	1.11	15.60	20.68	138.85	13.49	156.67	23.73	0.43	2.07	53.97	8.59	1.00	11.78
Median	59.76	17.00	0.93	14.05	17.02	127.71	12.31	139.34	16.95	0.35	2.17	40.71	9.01	0.70	6.86
COMPARABLE GROUP (10)															
Average	41.94	17.94	1.01	15.90	19.85	114.34	12.29	118.19	20.57	0.52	3.18	58.63	10.84	0.63	6.20
Median	35.56	17.08	0.97	15.64	17.58	107.13	11.11	112.74	16.85	0.51	3.25	68.70	9.43	0.62	6.28
COMPARABLE GROUP															
CFFC Community Financial Corp.	50.97	24.00	1.91	16.70	12.57	143.71	11.71	143.71	12.57	0.48	2.17	25.13	8.15	1.00	12.24
FBEI First Bancorp of Indiana Inc.	28.06	18.05	0.87	18.14	20.75	99.50	9.53	106.57	31.10	0.60	3.32	68.97	9.58	0.32	3.08
PEDE Great Pee Dee Bancorp Inc.	26.58	14.85	0.92	14.83	16.14	100.13	12.49	102.76	15.25	0.64	4.31	69.57	12.48	0.81	6.42
HCFC Home City Financial Corp.	13.45	16.10	1.02	16.44	15.78	97.95	9.08	99.63	15.98	0.33	2.73	32.35	9.27	0.55	6.21
JFBI Jefferson Bancshares Inc.	88.64	13.24	0.37	11.13	35.78	118.91	27.10	118.91	33.38	0.21	1.81	55.41	22.79	0.80	3.21
MFBC MFB Corp.	42.01	31.44	1.73	28.80	18.17	109.17	8.32	121.02	17.22	0.53	1.72	30.64	7.62	0.48	6.65
PFDC Peoples Bancorp	62.75	19.36	1.02	19.29	18.98	100.38	12.61	104.66	19.20	0.76	3.93	74.51	12.56	0.68	5.19
RIVR River Valley Bancorp	29.10	18.09	1.14	14.39	15.87	125.71	8.88	125.88	15.87	0.78	4.31	68.42	7.06	0.57	8.01
SSFC South Street Financial Corp.	27.09	9.17	0.54	8.73	16.98	105.08	10.51	105.08	16.47	0.40	4.36	74.07	10.00	0.67	6.35
WAYN Wayne Savings Bancshares	50.73	15.10	0.55	10.57	27.45	142.90	12.67	153.64	28.69	0.48	3.18	87.27	8.86	0.43	4.68

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Osage Bancshares, Inc.
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds (1)	$	21,367,980
Less: Estimated conversion expenses		762,000
Net conversion proceeds	$	20,605,980

2. Generation of Additional Income

Net conversion proceeds	$	20,605,980
Less: Proceeds not invested (2)		1,716,660
Total conversion proceeds invested	$	18,889,320
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	649,528
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		113,300
Less: RRP expense, net of taxes		81,188
Net earnings increase	$	455,041

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	626,000	626,000
Net earnings increase		455,041	455,041
After conversion	$	1,081,041	1,081,041

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 06/30/06	$	13,128,000	13,385,000
Net cash conversion proceeds		18,274,260	18,274,260
After conversion	$	31,402,260	31,659,260

5. Comparative Net Assets

Before conversion - 06/30/06	$	112,237,000
Conversion proceeds		18,274,260
After conversion	$	130,511,260

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Osage Bancshares, Inc.
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds (1)	$	25,138,800
Less: Estimated conversion expenses		805,000
Net conversion proceeds	$	24,333,800

2. Generation of Additional Income

Net conversion proceeds	$	24,333,800
Less: Proceeds not invested (2)		2,019,600
Total conversion proceeds invested	$	22,314,200
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	767,296
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		133,294
Less: RRP expense, net of taxes		95,515
Net earnings increase	$	538,487

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	626,000	626,000
Net earnings increase		538,487	538,487
After conversion	$	1,164,487	1,164,487

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 06/30/06	$	13,128,000	13,385,000
Conversion proceeds		21,590,600	21,590,600
After conversion	$	34,718,600	34,975,600

5. Comparative Net Assets

Before conversion - 06/30/06	$	112,237,000
Conversion proceeds		21,590,600
After conversion	$	133,827,600

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Osage Bancshares, Inc.
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds [1]	$	28,909,620
Less: Estimated conversion expenses		849,000
Net conversion proceeds	$	28,060,620

2. Generation of Additional Income

Net conversion proceeds	$	28,060,620
Less: Proceeds not invested [2]		2,322,540
Total conversion proceeds invested	$	25,738,080
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	885,030
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		153,288
Less: RRP expense, net of taxes		109,842
Net earnings increase	$	621,899

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	626,000	626,000
Net earnings increase		621,899	621,899
After conversion	$	1,247,899	1,247,899

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/06	$	13,128,000	13,385,000
Conversion proceeds		24,905,940	24,905,940
After conversion	$	38,033,940	38,290,940

5. Comparative Net Assets

Before conversion - 06/30/06	$	112,237,000
Conversion proceeds		24,905,940
After conversion	$	137,142,940

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Osage Bancshares, Inc.
At the Maximum, as adjusted, of the Range

1. Gross Conversion Proceeds

Super-maximum offering proceeds [1]	$	33,246,063
Less: Estimated conversion expenses		898,000
Net conversion proceeds	$	32,348,063

2. Generation of Additional Income

Net conversion proceeds	$	32,348,063
Less: Proceeds not invested [2]		2,670,921
Total conversion proceeds invested	$	29,677,142
Investment rate		3.44%
Earnings increase - return on proceeds invested	$	1,020,478
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		176,281
Less: RRP expense, net of taxes		126,319
Net earnings increase	$	717,879

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/06	$	626,000	626,000
Net earnings increase		717,879	717,879
After conversion	$	1,343,879	1,343,879

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 06/30/06	$	13,128,000	13,385,000
Conversion proceeds		28,720,181	28,720,181
After conversion	$	41,848,181	42,105,181

5. Comparative Net Assets

Before conversion - 06/30/06	$	112,237,000
Conversion proceeds		28,720,181
After conversion	$	140,957,181

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Osage		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	29.14 x		46.84%	65.83%
Price/book value	101.19 %	*	(11.50)%	(5.54)%
Price/assets	26.64 %		116.80%	139.83%
Price/tangible book value	101.93 %		(13.76)%	(9.59)%
Price/core earnings	29.14 x		46.84%	65.83%
Minimum of range:				
Price/earnings	26.78 x		34.92%	52.36%
Price/book value	95.31 %	*	(16.65)%	(11.03)%
Price/assets	23.32 %		89.75%	109.91%
Price/tangible book value	96.08 %		(18.71)%	(14.78)%
Price/core earnings	26.78 x		34.92%	52.36%
Maximum of range:				
Price/earnings	31.10 x		56.67%	76.93%
Price/book value	106.19 %	*	(7.13)%	(0.87)%
Price/assets	29.98 %		143.93%	169.84%
Price/tangible book value	106.90 %		(9.55)%	(5.18)%
Price/core earnings	31.10 x		56.67%	76.93%
Super maximum of range:				
Price/earnings	33.06 x		66.60%	88.13%
Price/book value	110.87 %	*	(3.04)%	3.49%
Price/assets	33.52 %		172.71%	201.67%
Price/tangible book value	111.54 %		(5.63)%	(1.07)%
Price/core earnings	33.06 x		66.60%	88.13%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

EXHIBIT A

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

EXHIBIT A

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

9/15/06
Date

Conversion Appraiser

John A. Shaffer

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, John A. Shaffer, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Osage Bancshares, Inc., in the amount of $38,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

JOHN A. SHAFFER

Sworn to before me and subscribed in my presence this 15th day of September 2006.

NOTARY PUBLIC

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires 11/4/07